OFFERING MEMORANDUM

PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)

Betterpath, Inc.

147 Front Street
Brooklyn, NY 11201

https://hsa.betterpath.com



Minimum 2128 shares of 8% Series A Preferred Stock and CDX Tokens ($10,001.60)

Maximum 227,659 shares of 8% Series A Preferred Stock and CDX Tokens($1,069,997.30)

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

A WARNING ABOUT FORWARD-LOOKING STATEMENTS

The term "forward-looking statements" means any statements, including financial projections, that relate to events or conditions in the future. Often, forward-looking statements include words like "we anticipate," "we believe," "we expect," "we intend," "we plan to," "this might," or "we will." Forward-looking statements are by their nature subject to uncertainties and assumptions. It is impossible for us to know exactly what is going to happen in the future or even to anticipate all of the things that could happen. Our business could be subject to many unanticipated events, including all of the matters we discuss in the "RISK FACTORS" section.

Consequently, the actual result of investing in the Company could (and almost certainly will) differ from those anticipated or implied in any forward-looking statement, and the differences could be both material and adverse. We do not undertake any obligation to revise, or publicly release the results of any revision to, any forward-looking statements, except as required by applicable law. GIVEN THE RISKS AND UNCERTAINTIES, PLEASE DO NOT PLACE UNDUE RELIANCE ON ANY FORWARD-LOOKING STATEMENTS.

THE OFFERING

Maximum 227,659 shares of 8% Series A Preferred Stock* ($1,069,997.30)

Maximum subject to adjustment for bonus shares. See 10% Bonus below

Minimum 2128 shares of 8% Series A Preferred Stock ($10,001.60)

Company	Betterpath, Inc.
Corporate Address	147 Front Street, Brooklyn, N.Y. 11201
Description of Business	• Betterpath is a Personal Data Broker that shares profits with users who opt to collect and monetize their health data through our Consumer-directed Exchange Data Brokerage Platform ("CDX Network"). Health data assets increase in value as they become more complete, providing incentive for the user to continuously contribute more data. This enables a market for comprehensive health data that can generate robust and consistent revenues for our users, our investors, and our mission.
Type of Security Offered	8% Series A Preferred Stock + certain rights to receive
Purchase Price of Security Offered	our CDX Tokens (Once the tokens are created)
Minimum Investment Amount (per investor) Perks*	$4.70/share of Series A Preferred Stock
	$470 (100 shares)

CDX Tokens (CDXT)

In connection with a future anticipated offering of our CDX Tokens, we anticipate authorizing up to 1,500,000,000 CDXT at an initial price of $0.050 / CDXT.

Investors who invest in this Offering will receive 20 CDXT for every $1 invested in this Offering, which will be issued if and when the Company launches its CDXT offering, which we plan to do under SEC Regulation A+ (Reg A+). The terms of our CDXT offering have not yet been authorized by the Board. It is the Company's intent to establish the terms of the CDXT and authorize the CDXT offering at our next Board meeting following the initiation of this Offering.

Our anticipated Reg A+ round will authorize 1,500,000,000 CDXT and offer up to 1,050,000,000 CDXT for public sale at $0.050 / CDXT.

Betterpath anticipates that successful rollout of the BetterHSA will create an increasingly valuable network of health data owners and buyers. This network is called the Consumer-directed Exchange (CDX).

IT IS IMPORTANT TO BEAR IN MIND THAT WE HAVE NOT YET CREATED THE CDX NETWORK, CDX TOKENS OR CDX TRUST (DESCRIBED BELOW). THE DESCRIPTIONS OF THESE ITEMS IN THIS OFFERING MEMORANDUM ARE INTENDED FOR INFORMATIONAL PURPOSES ONLY AND SHOULD NOT BE RELIED UPON BY INVESTORS AS THEY ARE SUBJECT TO CHANGE. THERE IS NO GUARANTEE WE WILL BE ABLE TO CREATE THE CDX TOKENS OR IMPLEMENT THE CDX TRUST ON THE TERMS WE HAVE DESCRIBED IN THIS DOCUMENT.

Description: Description: The Consumer-directed Exchange Token ("CDX Token" or "CDXT") will represent an interest backed by a pool of profits generated by the Company. Each Token will be backed by 50% of the Company's net profits (to the extent there are any), which will be distributed and held as USD deposits in the CDX Token Trust Account ("CDX Trust"), which the Company intends to form after this offering has been initiated. The net asset value or NAV of each Token shall be determined by dividing the total CDX Trust balance by the number of CDX Tokens outstanding. CDX Tokens will initially be issued on the ERC20 blockchain.

- **Initial Blockchain: ERC20**

- **Anticipated Migration to Alternative Blockchain:** Cardano Expected
- **Launched Date**
- **Expected Network Launch date:** End of 2019
- **Total amount of Tokens to be authorized for creation:** 1,500,000,000
- **Amount of Tokens issued as Perks in Reg CF Round (max):** 20,140,000
  Will they be listed on Exchanges? if so, which: The Company anticipates listing the Tokens on an ATS such as TZero

Material Terms:

- <u>**Voting Rights:**</u> **None**

- <u>**Restrictions on Transfer:**</u> 1 year from closing of the CDXT Offering or at anytime should a market emerges on any registered exchange or ATS Platform such as TZero. In addition, the Company will notify all Public CDXT holders in the 13th month following the closing of the CDXT Offering round of the NAV of each Token (should one exist) and allow holders to redeem their CDXT for an amount equal to the most recently published NAV through the CDX Trust.

- <u>**Dividends/Distributions:**</u> Each CDXT will be backed by USD deposits held in the CDX Token Trust Account. The Trust account will be funded with 50% of the Company's net profits. Deposits to the CDXT-Trust will be made at least annually in each year where the company earns a profit. The net asset value or NAV of each Token shall be determined by dividing the total Trust balance by the number of Tokens outstanding.

  - **Redemption Rights:** The Company will offer public Token holders the ability to redeem their Tokens at any time at the most recently published NAV. Redeemed Tokens will be considered "burned" and reduce the outstanding float. This "reverse dilution" will inure to the benefit of the remaining Token Holders as there will be a smaller denominator (less outstanding Tokens) if additional funds are added to the Trust. We believe this structure offers characteristics that are both desirable and unique.

- **Computation of Profits:** The Company will calculate its profit by the amount that total revenue from all activities exceeds the expenses, costs and taxes needed to sustain and grow Betterpath's business. Any profit that is declared will be split evenly between the Company and the CDX Trust.

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Allocations

Allocations	%	Hard Cap	Soft Cap	Notes (additional information available in the Terms section)
Public Sale	66.67%	1,000,000,000	105,000,000	Immediately vested in the CDX Token Trust
Reg CF. Perks	1.34%	20,140,000	20,140,000	20:1 CDXT match for every $1 invested
CDXT-Trust Reserve	16.09%	241,349,930	15,750,000	Available for purchase from the Token Trust by the Company at the greater of published NAV or $.05/CDXT
Team Token Incentive Plan	15.90%	238,500,000	2,362,500	Team TIP will function like an equity incentive plan with amounts and vesting schedules set by the Company Directors
Totals	100.00%	1,499,989,930	123,112,500	

Public Investors: CDXT purchased during the CDXT Token offering may be offered for redemption at the NAV published by the CDX Trust following the 12th month after the close of the CDXT offering or sold in the secondary market at any time if such a market becomes available. The Company makes no guarantee that either a published NAV or a secondary market will be available and investors should be guided accordingly.

Rights: All Tokens acquired as a perk in the REG CF Round shall have the same terms as those offered to the public in the anticipated CDXT offering round.

CDX Trust Reserve: The Tokens will be held by the Trust as part of the total authorized by the Terms of the offering. They will be for sale continuously to the Company only, at a price that will be the greater of $.05 or the most recently published NAV. The purpose of the Reserve is to offer CDXT to our Data Contributors as an alternative to a cash payment. An example of this follows:

BetterHSA User earns $350 for establishing account and is offered the choice between USD or an equivalent amount of CDXT. We anticipate the process for compensating in CDXT will be:

- The Company transfers $350 USD to the CDX Trust Account
- Assuming no published NAV, the USD amount will be divided by the public sale price of $.05/CDXT.

- 7000 CDXT will be added to the User's BetterHSA Account

Even though the number of outstanding CDXT will rise, no dilution will occur since there will be an equivalent amount of USD added to the Trust.

The Company believes that allowing BetterHSA Users the option of receiving their compensation in CDXT could accelerate consumer adoption of the BetterHSA Platform and stimulate broader data contributions at the individual level.

Since the CDXT NAV and secondary market values will be driven by ongoing data contributions which lead to increased sales, we believe that BetterHSA Users will come to realize that unlocking the latent value in their healthcare data can result in financial gain that can be spent currently or held as a longer term investment.

Team Token Incentive Plan: These Tokens will follow the same guidelines as the Company's Equity Incentive Plan and be used as incentives to reward current Team Members and outside advisors or contractors. Tokens granted under the plan will vest immediately upon the grant date but will not have the ability to redeem through the NAV provisions of the CDXT Trust for a period of 24 months following the initial declaration of the CDXT NAV. This will prevent the possibility of the NAV being immediately diluted by the addition of the "TIP" generated Tokens. Holders of these Tokens will have no restrictions should they choose to liquidate their Tokens on a registered exchange. The Company will place restrictions of 24 months as described above on each Token that comes from the plan which any potential buyer will be subject to.

The Company currently does not have a functional distributed ledger based business model nor a blockchain based token and there is no guarantee that such will be developed in the future. The promise of future tokens is contingent upon the successful development of such items. There is no guarantee that successful development will ever occur. The right to receive future tokens and the offering of future tokens is being offered as part of this offering exempt from registration under Regulation CF.

Tax Advisory: Investors should consult their tax advisors with respect to the tax basis for each of the 8% Series A Preferred Stock and the CDX Tokens, since they will trade independently.

Jurisdictions:

 No Investor who (i resides, (ii is located, (iii has a place of business, or (iv is conducting business (any of which makes the Investor a "Resident" in the state of New York will be accepted in this offering.

All perks and tokens will be delivered after the campaign is completed, and upon availability of the Tokens.

The 10% Bonus for StartEngine Shareholders

Betterpath will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with ≥ $1,000 invested in the StartEngine Reg A+ campaign within 24 hours of this offering going live.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% bonus on this offering within a 24-hour window of their campaign launch date. This means you will receive a bonus for any shares you purchase. For example, if you buy 100 shares of 8% Series A Preferred Stock at $4.70 / share, you will receive 10 bonus shares of 8% Series A Preferred Stock , meaning you'll own 110 shares for $470. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Multiple Closings

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment.

THE COMPANY AND ITS BUSINESS

The company's business

Betterpath, Inc., a Delaware corporation, which we refer to as the "Company" (and sometimes "we," "us" or "our", has one fundamental goal: to unlock the societal and financial value of complete health data. We are a Personal Data Broker that financially motivates consumers to become data owners, and shares profits with these data owners based on the value of the data they authorize for commercial use. Our existing technology, in development since 2014, normalizes all forms of health data into a single format, rendering complete sets of information accessible for machine learning and evidence-based medicine. We seek to build a Network for complete data that uniquely aligns all health system stakeholders through easier access to more comprehensive information.

Our Network will be a Consumer-directed Exchange ("CDX Network". The CDX Network will allow Betterpath to address a plethora of business opportunities based on comprehensive data access and user engagement. We recognize that promises of future benefits to consumers who are accustomed to instant gratification will limit consumer engagement and reduce the quality and quantity of the ongoing data contributions. We also recognize that our long term strategic vision can only be achieved by fairly and promptly compensating consumers for the use of their data assets. We plan on using blockchain to (1 provide our users with full control of their healthcare data and (2 track the subsequent financial compensation that results from our data brokerage activities. BetterHSA will provide the initial foundation for this consumer-controlled data asset on a traditional, cloud-based infrastructure that will eventually be migrated to a blockchain infrastructure as the CDX Network matures into a functioning ecosystem.

Product Development Stage

As a Personal Data Broker, Betterpath's "Product" is a **Terms of Service** that is rooted in fairness, sharing and common sense. The main feature and key differentiator of this product is a profit-sharing mechanism where we fairly compensate data owners for the commercial use of their data. To get access to this data, we use existing technologies to create a user experience that compels an individual consumer to take control of their data as an asset. We initially intend to pursue health savings account (HSA holders because the act of opening or transferring an HSA immediately generates data that Betterpath will broker on the Consumers behalf. This will help prove our concept that instant gratification motivates consumers to improve the completeness of their data and creates enough for all parties to realize significant financial gain.

BetterHSA is our front-end user experience tool that is currently in the Market Acceptance / Beta stage of development, with an anticipated release date of August 2018. Current working features include: (1 HSA Summary, (2 Transaction Tracker, (3 Chat Support, and (4 Inbox. These features provide the functionality required to capture the "minimum viable data" for Betterpath's proof-of-concept. Our main objective prior to the September 2018 release is to improve the design and functionality of the current features to ensure the best possible user experience.

Betterpath will not be holding any HSA deposits as we will be partnering with Prime Trust, an FDIC-registered Trust Company, who will provide financial and crypto custodial services.

- Supply Chain / Adoption: BetterHSA will be marketed directly to consumers, and through our Channel Partners. Betterpath is currently in discussions with a network of Fitness Clubs, an independent Specialty Pharmacy, and a large Community Bank as our initial Channel Partners. With modest user acquisition goals over the next 12 months, Betterpath is confident that these Partners will provide the reach required to achieve our milestones. Just as our model shares equally with consumers, our channel partners will reap benefits to their own businesses creating increased potential for the network to become self sustaining.
- Customer Base: Betterpath targets current high-deductible health plan holders / health savings account users - a population of 120 million - as the initial customer base for BetterHSA. Within this population, BetterHSA will be marketed toward individuals who are "under-saved" (i.e. Millennials who have not yet begun saving for retirement), and families who are "over-burdened" (i.e. Boomers responsible for their family's health who struggle to afford the cost of healthcare.

Betterpath's current platform contains two products that were developed, tested and deployed in-market from 2013-2016 by DRDI, Inc.

1. Betterpath Chart Review: This data extraction, transformation and loading (ETL) technology uses natural language processing and unstructured text mapping to create comprehensive sets of condition-specific information designed explicitly to facilitate clinical outcomes research. This product was used by Betterpath's network of business associates to construct our first consumer-facing product, the Recap.
2. Betterpath Recap: This personal health record (PHR) takes a person's complete medical history (paper medical records and electronic health records from every healthcare provider) and condenses it into single, accessible record, controlled and owned entirely by the person. The Recap was delivered free-of-charge to 350 Inflammatory Bowel Disease (IBD) patients between 2014 and 2016.

Competition

Consumer-directed Health Data Sales Market

The consumer health data market is large, highly competitive, and subject to rapidly evolving technology, changing customer needs, as well as constant introductions of new products. Betterpath will face competition from a broad spectrum of technology providers, from large established vendors to smaller and more specialized companies.

The basis of this competition may be based on a range of factors including quality, speed, availability of data, reliability, cost and security.

We also expect Betterpath to face competition from other blockchain-based health data companies. Some of these competitors have already "Activated" their underlying tokens, while others may develop and compete in the future. It is important to note that Betterpath will be initially focusing its blockchain efforts on the financial compensation and user-directed permissioning aspects of the BetterHSA and the CDX Network. This area of blockchain development is extremely active as major financial institutions move quickly to take advantage of the efficiencies inherent in a distributed ledger. This will allow Betterpath to emulate evolving best practices without the risk of inadvertent disclosure of private health care data.

Competitors may well emerge with technology that can liberate the unstructured text that contains the most valuable information in a patient's record. Betterpath has filed for a patent that protects our proprietary extraction process and would look at any potential competitors in this market as possible future customers.

We are unaware of any competitors who are offering a profit-sharing incentive structure that fairly compensates users for the commercial value of their data. Betterpath believes that our novel approach has the potential to create a virtuous cycle by recognizing and rewarding the consumer with successively larger shares of profit. Investors are encouraged to become data contributors as means of accelerating their potential "break even" date by adopting BetterHSA and contributing data to the CDX Network.

Competitive Landscape

Market: Aggregated Health Data Sales

1. Self-reported Health / Behavioral Data - Market Cap: $136M

    1. Competitors

        1. 23 & Me: Direct-to-consumer retail genetic tests feed a repository of "anonymized" genomic data that is then repackaged for pharmaceutical and academic data buyers.

        2. PatientsLikeMe: Patient communities are engaged to generate data on symptoms and lived experience; data is anonymized and sold as "patient perspective" data to pharmaceutical data buyers.

    2. Key Differentiators for Betterpath (2018-2019)

        1. Broader and deeper set of data captured, including financial, demographic and behavior

2. Repackaged for sale with the user's explicit permission, creating the opportunity to recontact users to backfill data gaps and improve our offering to data buyers.

2. Structured Data (Pharmacy, Payer, and EHR APIs) - Market Cap: $30B

   1. Competitors

      1. IMS Health: Retail pharmacy data aggregated from thousands of anonymized data feeds, repackaged and sold to pharmaceutical companies.

      2. Optum: Insurance claims data aggregated from UnitedHealthcare policyholders is anonymized, repackaged, and sold to health systems and pharmaceutical companies.

      3. Medidata: Clinical trial results data is aggregated from customers (pharma / contracted research orgs), anonymized, repackaged and sold to other pharmaceutical and academic organizations.

   2. Key Differentiators for Betterpath (2019-2020)

      1. Financially motivated data completeness results in unprecedented depth of both qualitative and quantitative data on: finance, health, behavior, and environment.

      2. These multiple data formats are transformed into a single language via our UMLS Metathesaurus integration, enabling query construction based on natural language.

Key Technical Differentiator

We believe that our main technical advantage is our ability to transform unstructured (up to 80% of all health data) and structured data into a single language - a "lingua franca" for health information. We use the Unified Medical Language System (UMLS - a biomedical interoperability engine built by the National Libraries of Medicine to map key terminology, classification and coding standards) to transform data into universally indexable information. UMLS serves as the technological foundation for "making sense" of clinical text, evolving multiple lexicons in combination with controlled vocabularies to refine all sources of health data into a single "source of truth". This is an essential first step toward producing complete, population-level datasets: the missing foundation for actionable machine learning and artificial intelligence in medicine. As competition for consumer-directed data marketplaces heats up, Betterpath will be well positioned to service the data transformation needs of any organization using this UMLS-on-a-chip technology: the "Betterpath Inside" approach.

Key Competitive Advantage:

Betterpath will share it's profits with the consumers who provide us with data. We will pay $USD in amounts that represent a share of the profit we make on each data sale directly into the users BetterHSA account. To our knowledge, none of our potential competitors are paying fiat currency ($USD) to the individual consumer for the use of their data

Liabilities and Litigation

Betterpath has no liabilities and is not currently involved in any litigation

The team

Officers and directors

Gary Sinderbrand	Co-Founder, Executive Chairman
Matt Sinderbrand, MPH	Co-Founder, CEO
David Rosenberg	Director
Buz Eizen	Director
Sam Young	Director

Gary Sinderbrand
In 2003, Gary and his wife Lanie received a phone call from a physician in Evanston, Illinois that would permanently alter the arc of their lives. For the prior 20+ years, Gary had enjoyed a highly successful career as a Financial Advisor having been hired by Merrill Lynch in 1980. Never one to easily accept "conventional wisdom" he largely eschewed Wall Street's transaction based approach when serving customers and instead focused on listening to his client's hopes and fears as it related their investments. His success became predicated on 3 factors; Listening, Understanding his client's needs and Implementing a plan that would allow his clients the highest chance of success while taking the lowest risk possible. His business grew so rapidly that he was asked to share his methods with thousands of other Merrill Lynch Advisors and over the ensuing 15 years trained over 12,000 people while still maintaining his "day job" overseeing his own book of clients. He attributes his professional success to being completely secure in what he does not know. Solving other people's problems became second nature as time after time, the solutions would become self-evident as hidden facts revealed themselves. When the Dr. at Northwestern called to inform them that "Your daughter has Crohn's disease. There is no cure and she will be on medication the rest of her life," Gary and his wife, Lanie were stunned and frightened beyond words. Sitting on the sidelines in the hope that somebody, somewhere would find a cure was not in his nature so Gary jumped into the fight and in 2004 was appointed to the National Board of the Crohn's and Colitis Foundation. Shortly

thereafter, he was nominated to serve as Chair-elect and became Chairman in 2008. After 8 years on the CCFA Board, Gary realized that there were vast untapped resources that could be brought to bear on solving some of the most difficult issues in treating Crohn's as well as the 100+ other autoimmune disorders that impact millions of people every day. His idea to use a patient's health data in conjunction with their cost of treatment was patented in 2012 and Betterpath was born. Gary departed Betterpath in the summer of 2015 to return to his original career as a Financial Advisor. In 2016, he led a group of Investors in reacquiring the Company. Following the merger in December 2017, Gary became Executive-Chairman of Betterpath, Inc. and now devotes 100% of his time to Betterpath

Matt Sinderbrand, MPH
"I'm fascinated by 'knowledge'; where it comes from, how it evolves, and why as a society we sometimes choose to accept what's 'known' in the face of so many unknowns. The power of knowledge is only as strong as the information used to support it. Our current inability to capture and structure complete health data inherently weakens the strength of the information used to support our knowledge of medicine. When medical knowledge comes from weak information, everyone loses. Betterpath is dedicated to fixing this issue by motivating people to take responsibility for their data because it's the only way to create stronger, more complete information. It just so happens that this 'ethical imperative' to give people ownership of their data is the first step toward realigning the entire health system for everyone's benefit!" Matt's passion for solving the incomplete data problem is not simply a professional endeavor but also a personal one. Nearly a decade ago Matt's sister was diagnosed with a chronic disease that left their family paralyzed due to a "throw it against the wall and see what sticks" treatment strategy. Experiencing the antithesis of data-driven medicine first-hand has catalyzed Matt as a champion of "what's possible" in healthcare. During the past 7 years, Matt has explored all avenues that relate to the coordination and application of health data to benefit patients and the myriad of stakeholders that currently suffer from insufficient data access. This relentless focus on a singular vision provides Matt with an often unseen perspective of the healthcare system, given his intimacy with the mechanics of so many disconnected health systems. Matt's passion for solving the incomplete data problem has helped him build a team of true industry leaders similarly dedicated to unlocking the value of data through consumer-controlled health records. This ability to rally people to the Company's mission, along with his depth of knowledge in data interoperability, information privacy and business, make Matt the clear choice to lead Betterpath during it's upcoming season of growth. Matt's involvement with Betterpath has spanned a variety of roles since 2012 including Compliance Officer, Data Scientist and Head of Business Development (2015. 2016: joined Betterpath Technologies Corp (BPTC as Director of Business Development 2017: became CEO after successful merger between Betterpath, Inc and BPTC 2018: Full-time role as CEO of Betterpath, Inc.

David Rosenberg
David is a seasoned real estate attorney known for his business as well as legal acumen resulting in providing both business insight and highly effective legal advice. David

has built a national reputation for representing institutional investors, fund of funds, real estate commingled fund sponsors, and real estate developers of all sizes, in connection with their fund raising activities and acquisition, disposition, and development of real estate assets. David holds a Juris Doctorate degree from the University of Pennsylvania Law School and a B.A., from the University of Pennsylvania, Wharton School of Business and Finance. Following Law School, he was admitted to the California Bar. He has been a Partner at Cox Castle & Nicholson LLP for over 15 years. David and his extended family have been major financial supporters of Betterpath since its inception in 2012 David became a Director of Betterpath in December of 2017.

Buz Eizen

For 40 years, scores of business owners, professionals, entrepreneurs, individuals and families with high net worths have looked to Bernard ("Buz" Eizen for advice on structuring their estates and assets so as to preserve wealth and minimize tax exposure. He is known as one of Philadelphia's leading estate and asset preservation planning, taxation and business law attorneys and has a national reputation for his outstanding legal work. He also serves as a member of the firm's Board of Directors. Mr. Eizen holds the designation of Accredited Estate Planner (AEP by the National Council of Estate Planning Councils. A CPA and a lawyer, Mr. Eizen served as President of the American Association of Attorney-Certified Public Accountants (AAA-CPA and as a member of the Association's Executive Committee from 1999 through 2006. He has held all governing offices in the AAA-CPA, a professional organization that limits membership to individuals who are qualified as both attorneys and certified public accountants. He also served as its Education Chair. He is a lifetime member of its Board of Directors and has been elected a Regent of the American Academy of AAA-CPA. He has been a Partner at the Law Firm of Flaster Greenberg for over 5 years. Buz became a Director of Betterpath in December of 2017.

Sam Young

Following his graduation from the University of Richmond in 1982, Sam made the decision to join the U.S Navy. Following his initial officer training, he was accepted into the Navy's Flight Training Program in Pensacola, Florida and subsequently earned his wings and the designation as a naval aviator. He served multiple deployments on several aircraft carriers and rose to the rank of Captain prior to retiring in 2013 from the U.S. Navy Reserve. Sam is the President owner of Tilton Fitness Management and through his partnership with the Hackensack Meridian Health System has devoted his considerable professional skills to "population health." He serves on a variety of Boards including Ocean First Bank and the Atlantic City Chamber of Commerce. He also serves as the Chairman of the Boys and Girls Club of Atlantic City. Sam has served as the CEO of Tilton Fitness Management for over 20 years. Sam became a Director of Betterpath in March 2018

Number of Employees: 4

Related party transactions

RELATED PARTY TRANSACTIONS Settlement : As part of a settlement agreement, James Cavan and Mark Goldman (the then CEO and Chairman of the Board of Directors) agreed to forfeit 703,887 shares of common stock in DRDI, Inc. and forgive various debts totaling $653,877. Due to/from Related Party : In 2016, Gary Sinderbrand agreed to contribute $88,400 to the Company, which was paid through payment of expenses on the Company's behalf during 2016 and 2017. As of December 31, 2017 and 2016 the balance due was $0 and $63,350, respectively. This receivable did not bear interest and was considered payable on demand. During 2017, Gary Sinderbrand advanced the Company funds as needed to sustain its cash flow needs. The balance due to this related party as of December 31, 2017 was $48,321. These advances bear no interest and are considered payable on demand.

RISK FACTORS

These are the principal risks that related to the company and its business:

- **Risks Related to the Business of the Company** BetterHSA is a relatively simplistic financial application designed to incentivize broad consumer adoption of the Consumer-directed Exchange Network (CDX Network), which serves as the platform for Betterpath's main commercial business: health data brokerage and sales. The CDX Network has not yet been developed by the Company and will require significant capital funding, expertise of the Company's management, time and effort in order to develop and successfully establish the CDX Network. The Company will use the proceeds of this Offering to make significant investments to develop and distribute the BetterHSA, while building the foundation for the CDX Network upon which users can realize ongoing utility and financial value. The Company may not have or may not be able to obtain the funding or technical skills and expertise needed to successfully develop the BetterHSA and progress it to a viable CDX Network. The possibility exists that the CDX Network will not be used by a large number of individuals, companies and other entities or that there will be limited public interest in the creation and development of distributed ecosystems (such as the CDX Network) more generally or distributed applications to be used on the CDX Network (such as the BetterHSA). Such a lack of use or interest could negatively impact the development of the CDX Network and therefore the potential value of the investment. It is possible that alternative networks could be established that utilize the same or similar open source code and protocol underlying the CDX Network and attempt to facilitate services that are materially similar to the CDX Network's services. The CDX Network may compete with these alternative networks, which could negatively impact the CDX Network the value of the investment. Due to the Company's goal of opening the CDX Network to as many participants as is feasible, Betterpath may engage these alternative networks as customers or users of the same technology underlying the CDX Network protocol. The CDX Network may be the target of malicious cyber attacks or may contain exploitable flaws in its underlying code, which may result in security breaches and the loss or theft of Tokens. If the CDX Network's security is compromised or if the CDX Network is subjected to attacks that frustrate or thwart our users' ability to access the CDX

Network or its associated products (such as BetterHSA) and services, users may cut back on or stop using the CDX Network altogether, which could seriously curtail the value of the investment. The CDX Network and its associated products (such as BetterHSA) is a new business and has no operating history. Each investment should be evaluated on the basis that Betterpath or any third party's assessment of the prospects of the BetterHSA and CDX Network may not prove accurate, and that Betterpath will not achieve its investment objective. Past performance of Betterpath is not predictive of future results.

- **Our Patents and other intellectual property could be unenforceable**
Intellectual property is a complex field of law in which few things are certain. Betterpath's issued patent protects a process that uses individualized sets of long-term health data to determine the best course of treatment in any disease. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our patent protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace.

- **The business projections are only estimates.** There can be no assurance that the Company will meet business projections. There can be no assurance that the Company and its investors will make money. The business model is dependent primarily on consumer adoption. Selling software products directly to consumers is uniquely difficult in healthcare due to the nuanced, emotionally driven nature of purchasing decisions related to health and wellness. Even though the BetterHSA is marketed as a financial tool, the possibility exists that consumers are not ready to adopt and monetize their personal data as an asset. The cost of

- enforcing our existing patent and any future patents we obtain could prevent us from enforcing them. **The cost of enforcing our patents could prevent us from enforcing them** Patent litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our patents, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our patent(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our patent(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our patents because of the cost of enforcement, your investment in the Company

- could be significantly and adversely affected.
This is a new and unproven approach to solve an old problem While we believe Consumers will respond favorably to our offer of cash for the use of their health care data, this is relatively uncharted territory. Successful implementation of CDX Network and its associated products (such as BetterHSA) under a profit-sharing economic model is unprecedented. However, the most basic interaction in this model - paying consumers to contribute their data to a 3rd-party - is currently being implemented by United Healthcare through their employer-

sponsored insurance programs. Furthermore, creating a Consumer-directed Exchange that recognizes the extraordinary social and financial value of comprehensive data that is curated retrospectively and captured prospectively will create a new resource that can rapidly become self sustaining, but only if there is a true alignment of benefits. The CDX and it's associated products (such as BetterHSA) allows for consumers to be fairly compensated for their data, which reduces but does not eliminate the largest risk factor: lack of consumer adoption.

- **We may face technological challenges** The Company intends to store an individual's health care data on their own mobile device and transact data and payments through our BetterHSA App. However, this approach has not yet been proven as viable from a scalability standpoint. We may additionally face risks related to security of the information that we exchange with our users. The Company's intention is to reduce the risk of large-scale technical challenges by maintaining an agile development methodology and by relying on open-source software when possible.

- **We could fail to achieve the growth rate we expect even with additional investments** Our projections depend on a Consumer's desire to make money from the use of their personal data. We have no way to predict the amount of incentives we need to offer or how much money each consumer can earn. Betterpath recognizes and embraces the significant challenges inherent in our model and acknowledges that there is no way to plan for every possible outcome since what we are proposing has never been done before. By embracing its users as the main commercial "product", Betterpath will make every effort to ensure that its users are continuously motivated to improve the value of the Company's data inventory by showing its in their best financial interest to do so.

- **The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business** To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, engineering, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

- **Risks related to blockchain technologies and digital assets** The regulatory regime governing the blockchain technologies, cryptocurrencies, tokens and token offerings is uncertain, and new regulations or policies may adversely affect the development of the CDX Network. In the case of cryptocurrencies, state regulators like the New York Department of Financial Services have created new regulatory frameworks. Others, as in Texas, have published guidance on how their existing regulatory regimes apply to virtual currencies. Some states, like New Hampshire, North Carolina, and Washington, have amended their state's statutes to include virtual currencies into existing licensing regimes. Treatment of virtual currencies continues to evolve under federal law as well. The Department of the Treasury, the Securities Exchange Commission, and the Commodity Futures Trading Commission, for example, have published guidance on the treatment of virtual currencies. The IRS released guidance treating virtual currency as property that is not currency for US federal income tax purposes, although there is no indication yet whether other courts or federal or state regulators will follow this classification. Both federal and state agencies have instituted enforcement actions against those violating their interpretation of existing laws. Due to the uncertain evolution of the treatment of cryptocurrencies by regulators, Betterpath has decided that the anticipated issuance of its CDX Token will represent a security, and shall not be treated as a cryptocurrency in the traditional sense. The regulation of non-currency use of blockchain assets is also uncertain. The CFTC has publicly taken the position that certain blockchain assets are commodities, and the SEC has issued a public report stating federal securities laws require treating some blockchain assets as securities. To the extent that a domestic government or quasi-governmental agency exerts regulatory authority over a blockchain network or asset, the CDX Network and the Tokens may be materially and adversely affected. Failure by the Company or certain users of the CDX Network to comply with any laws, rules and regulations, some of which may not exist yet or are subject to interpretation and may be subject to change, could result in a variety of adverse consequences, including civil penalties and fines.

Our Accountant Has Raised Questions About Our Ability to Survive as a Going Concern: In the reviewed financial statements attached to this Offering Memorandum, our auditor has noted that the Company has an accumulated deficit of $9,587,386 as of December 31, 2017, and that the Company's ability to continue as a going concern for the next twelve months following the date the combined financial statements were available to be issued is dependent upon its ability to obtain capital financing from investors sufficient to meet current and future obligations and deploy such capital to produce profitable operating results. No assurance can be given that the Company will be successful in these efforts.

Intellectual Property Infringement: If a third party claims that we are infringing on its intellectual property rights, including patents, trademarks and copyrights, we might be required to spend significant time and resources defending ourselves; and if a court found that we were infringing, or if we could not afford to defend ourselves, we could be subject to substantial damages and could even be required to stop producing our products, resulting in the failure of our business. Conversely, if a third party infringed on our intellectual property rights, we might be required to spend significant time and resources enforcing our rights. Litigation over intellectual property rights can be extremely expensive, and it is possible that we would lack the resources to enforce our rights effectively.

Risks of Government Regulation: As a participant in the healthcare market, we will be subject to many laws and regulations – at the Federal level, at the State level, at the local level, and in every non-U.S. jurisdiction where we operate. Complying with all of these laws and regulations will require significant time and resources, and will also require that we conduct our business in ways that might not be as efficient or as profitable as we would like. If we violated any of these laws and regulations, we could face investigations, fines, penalties, and other adverse consequences. Changes in these laws and regulations, or in the manner in which they are interpreted or applied to us, could materially harm our business.

The holders of our Series A Preferred Stock or CDX Tokens will generally not have voting rights or the ability to influence the management of the company. Our founders and management team will generally have control of the company and its operations.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

- Gary Sinderbrand, 30.19% ownership, Class A Common

Classes of securities

- Class A Common Stock: 2,486,457

  The Company is authorized to issue up to 8,000,000 shares of Class A Common Stock. There are a total of 2,486,457 shares currently outstanding.

  Number of Options Available (authorized): 1,563,968

  Number of Options Vested: 411,858

  <u>Voting Generally</u> The holders of outstanding Class A or Class B Common Stock shall be entitled to vote together as a single class with respect to any and all matters presented to the stockholders of the Corporation for their action or

consideration (whether at a meeting of stockholders of the Corporation, by written action of stockholders in lieu of a meeting or otherwise), except as provided by the Delaware General Corporation Law or by the provisions described below.

Election of Directors Notwithstanding any other provision hereof to the contrary, in any election of directors of the Corporation, (i) for so long as the holders of outstanding shares of Class B Common Stock own in the aggregate at least ten percent (10%) of the outstanding shares of Common Stock on a fully diluted basis, the holders of outstanding shares of Class B Common Stock, voting as a separate class, shall be entitled to elect by majority vote (with each share entitled to one (1) vote) one (1) individual to the Corporation's Board of Directors (such individual, the "Class B Director""), and (ii) the holders of outstanding shares of Class A Common Stock, voting as a separate class, shall be entitled to elect by majority vote (with each share entitled to one (1) vote), that number of individual(s) to the Corporation's Board of Directors equal to the total number of seats on the Board of Directors remaining after taking into account the single seat occupied by the Class B Director. The Class B Director may only be removed from office with the approval of the holders of a majority of the outstanding Class B Common Stock entitled to vote thereon. In the event that a vacancy is created on the Board of Directors at any time due to the death, disability, retirement, resignation or removal of the Class B Director, then the holders of the outstanding shares of Class B Common Stock (voting as a separate class by majority vote with each share entitled to one (1) vote) shall have the right to elect a successor to fill such vacancy, and a special meeting of the holders of Class B Common Stock shall be called by the Board of Directors or Chief Executive Officer for such purpose within sixty (60) days of the date such vacancy is created. In the event that the holders of Class B Common Stock fail to elect a successor to fill such vacancy as provided herein (other than by reason of the failure of the Board of Directors or Chief Executive Officer to call a special meeting as required herein), then during any period where such seat remains vacant the Board of Directors shall nonetheless be deemed duly constituted.

Dividends Whenever there shall have been paid, or declared and set aside for payment, to the holders of shares of any class of stock having preference over the Common Stock as to the payment of dividends, the full amount of dividends and of sinking fund or retirement payments, if any, to which such holders are respectively entitled in preference to the Common Stock, then dividends may be paid on the Common Stock and on any class or series of stock entitled to participate therewith as to dividends, out of any assets legally available for the payment of dividends thereon, but only when and as declared by the Board of Directors of the Corporation.

Dissolution, Liquidation, Winding Up. In the event of any dissolution, liquidation, or winding up of the Corporation, whether voluntary or involuntary, the holders of the Common Stock, and holders of any class or series of stock entitled to participate therewith, in whole or in part, as to the distribution of assets in such event, shall become entitled to participate in the distribution of any assets of the Corporation remaining after the Corporation shall have paid, or provided for payment of, all debts and liabilities of the Corporation and after the Corporation shall have paid, or set aside for payment, to the holders of any class of stock having preference over the Common Stock in the event of dissolution, liquidation or winding up the full preferential amounts (if any) to which they are entitled.

- Preferred Stock: 0

The Company is authorized to issue up to 7,000,000 shares of Preferred Stock. There are a total of 0 shares currently outstanding.

The Board of Directors is authorized, subject to limitations prescribed by theDelaware General Corporation Law and the provisions of this Certificate of incorporation, to provide, by resolution or resolutions from time to time and by filing a certificate of designations pursuant to the Delaware General Corporation Law, for the issuance of the shares of PreferredStock in series, to establish from time to time the number of shares to be included in each such series, to fix the powers, designations, preferences and relative, participating, optional or other special rights of the shares of each such series and to fix the qualifications, limitations or restrictions thereof.

- Class B Common Stock: 1,161,918

The Company is authorized to issue up to 5,000,000 shares of Class B Common Stock. There are a total of 1,161,918 shares currently outstanding.

Voting Generally The holders of outstanding Class A or Class B Common Stock shall be entitled to vote together as a single class with respect to any and all matters presented to the stockholders of the Corporation for their action or consideration (whether at a meeting of stockholders of the Corporation, by written action of stockholders in lieu of a meeting or otherwise), except as provided by the Delaware General Corporation Law or by the provisions described below.

Election of Directors Notwithstanding any other provision hereof to the contrary, in any election of directors of the Corporation, (i) for so long as the holders of outstanding shares of Class B Common Stock own in the aggregate at least ten percent (10%) of the outstanding shares of Common Stock on a fully diluted basis, the holders of outstanding shares of Class B Common Stock, voting as a separate class, shall be entitled to elect by majority vote (with each share entitled to one (1) vote) one (1) individual to the Corporation's Board of Directors (such individual, the "Class B Director""), and (ii) the holders of outstanding shares of Class A Common Stock, voting as a separate class, shall be entitled to elect by majority vote (with each share entitled to one (1) vote), that number of individual(s) to the Corporation's Board of Directors equal to the total number of seats on the Board of Directors remaining after taking into account the single seat occupied by the Class B Director. The Class B Director may only be removed from office with the approval of the holders of a majority of the outstanding Class B Common Stock entitled to vote thereon. In the event that a vacancy is created on the Board of Directors at any time due to the death, disability, retirement, resignation or removal of the Class B Director, then the holders of the outstanding shares of Class B Common Stock (voting as a separate class by majority vote with each share entitled to one (1) vote) shall have the right to elect a successor to fill such vacancy, and a special meeting of the holders of Class B Common Stock shall be called by the Board of Directors or Chief Executive Officer for such purpose within sixty (60) days of the date such vacancy is created. In the event that the holders of Class B Common Stock fail to elect a successor to fill such vacancy as provided herein (other than by reason of the failure of the Board of Directors or Chief Executive Officer to call a special meeting as required herein), then during any period where such seat remains vacant the Board of Directors shall nonetheless be deemed duly constituted.

Dividends Whenever there shall have been paid, or declared and set aside for payment, to the holders of shares of any class of stock having preference over the Common Stock as to the payment of dividends, the full amount of dividends and of sinking fund or retirement payments, if any, to which such holders are respectively entitled in preference to the Common Stock, then dividends may be paid on the Common Stock and on any class or series of stock entitled to participate therewith as to dividends, out of any assets legally available for the payment of dividends thereon, but only when and as declared by the Board of Directors of the Corporation.

Dissolution, Liquidation, Winding Up. In the event of any dissolution, liquidation, or winding up of the Corporation, whether voluntary or involuntary, the holders of the Common Stock, and holders of any class or series of stock entitled to participate therewith, in whole or in part, as to the distribution of assets in such event, shall become entitled to participate in the distribution of any assets of the Corporation remaining after the Corporation shall have paid, or provided for payment of, all debts and liabilities of the Corporation and after the Corporation shall have paid, or set aside for payment, to the holders of any class of stock having preference over the Common Stock in the event of dissolution, liquidation or winding up the full preferential amounts (if any) to which they are entitled.

8% Series A Preferred Stock: 0



Of the 7,000,000 shares of Preferred Stock Authorized, 700,000 shares are Designated as 8% Series A Preferred Stock.

Voting

Except as required by applicable law, holders of the Series A Preferred Stock will not be entitled to receive notice of or attend or vote at any meeting of stockholders of the Corporation on any matter.Declaration and Payment of Dividends.

Declaration and Payment of Dividends.
(a) The holders of record of the Series A Preferred Stock shall be entitled to receive, only when, as and if declared by the Board or an authorized committee thereof out of funds of the Corporation legally available therefor, non-cumulative cash dividends at the rate of eight percent (8.0%) of the Liquidation Value per annum on each outstanding Share of Series A Preferred Stock then held by them. Such dividends will accrue from the date of the original issuance of the Shares and will be payable (when, as and if declared by the Board out of funds legally available therefor) quarterly in arrears in cash on March 31st, June 30th, September 30th and December 31st of each fiscal year (provided that if any such date is not a business day, then payment shall be made on the next business day) to the holders ofrecord of the Series A Preferred Stock as they appear on the books of the Corporation as of the record date established by the Board (or authorized committee thereof) in connection with the declaration of such dividend payment. Dividends on the Series A Preferred Stock will be non-cumulative. The Corporation is not obligated or required to declare or pay dividends on the Series A Preferred Stock, even if it has funds available for the payment of such dividends. For purposes of this Agreement, the term "Liquidation Value" means, with respect to any Share on any given date, $4.70 per Share (as adjusted for any stock splits, stock dividends, recapitalizations or similar transaction with respect to the Series A Preferred Stock).

(b) Notwithstanding any other provision of this Certificate of Designation to the contrary, if the Board (or a committee thereof) does not declare a dividend payable on a dividend payment date in respect of the Series A Preferred Stock, then the holders of such Series A Preferred Stock shall have no right to receive a dividend in respect of the dividend period ending on such dividend payment date and the Company will have no obligation to pay the dividend accrued for such period or to pay any interest or other amount thereon, whether or not dividends on the Series A Preferred Stock are declared for any future periods.

(c) The Corporation shall not declare or pay any dividend, whether in cash or property, or make any other distribution on any Junior Securities, or purchase, redeem or otherwise acquire for value any Junior Securities, during any fiscal year, until dividends in the total amount of eight percent (8.0%) of the Liquidation Value per Share on the Series A Preferred Stock (together with any dividends on the Series A Preferred Stock that have prior to such time been declared but remain unpaid) shall have been paid to the holders of record of the Series A Preferred Stock or declared and set apart during that fiscal year, except that the Corporation may (i) declare or pay any dividend or distribution payable on the Corporation's Common Stock in shares of Common Stock or (ii) repurchase Common Stock held by employees or consultants of the Corporation upon termination of their employment or services pursuant to agreements providing for such repurchase.

Participating Dividends.

Subject to Section 3.1, in addition to the dividends accruing on the Series A Preferred Stock pursuant to Section 3.1 hereof, if the Corporation declares or pays a dividend or distribution on the Common Stock, whether such dividend or distribution is payable in cash, securities or other property, including the purchase or redemption by the Corporation or any of its subsidiaries of shares of Common Stock for cash, securities or property, but excluding (i)any dividend or distribution payable on the Common Stock in shares of Common Stock and(ii)any repurchases of Common Stock held by employees or consultants of the Corporation upon termination of their employment or services pursuant to agreements providing for such repurchase, the Corporation shall simultaneously declare and pay a dividend on the Series A Preferred Stock on a pro rata basis with the Common Stock.

Liquidation

Liquidation. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation (collectively with a Change of Control, a "Liquidation"), the record holders of Shares of Series A Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders, before any payment shall be made to the holders of Junior Securities of the Corporation by reason of their ownership thereof, an amount in cash equal to the aggregate Liquidation Value of all Shares held by such holder, plus all declared but unpaid accrued dividends on all such Shares.

- 6% Convertible Notes: 630,000

The Company has issued $630,000 of Convertible Notes with a maturity date of 2/19/19. These Notes are convertible at a 30% discount to a priced equity round that exceeds $1,500,000.00 or at anytime with the agreement of a majority of the Note Holders. All Interest payments are accruing and the current amount due including interest is approximately $663,000.

If the Note Holders were to vote to convert using our current offering price as a starting point, the calculations would be:

$4.70 less 30% discount = $3.29 per share.

$663,000/ $3.29 per share = 201,520 additional shares.

If the notes were converted as outlined above, dilution would occur, albeit minimal.

- CDX Tokens (CDXT): 0

The Company anticipates filing a REG A+ offering this Fall to offer up to 1.0B Security Tokens at $.05 each (subject to any limitations imposed by applicable law). Our plan is for these Tokens be fully registered with the SEC and available to accredited and non accredited investors. The terms of the CDXT are outlined in a prior section since we are offering Investors in this round the Tokens as a perk. We have added the Terms again here for your convenience.

CDX Tokens (CDXT)

The Reg CF Offering includes 20:1 match of 20 CDXT for every $1 invested. ($0.050 / CDXT)

Our anticipated Reg A+ round will authorize 1,500,000,000 CDXT and offer up to 1,050,000,000 CDXT for public sale at $0.050 / CDXT (subject to applicable limits imposed by law).

Betterpath anticipates that successful rollout of the BetterHSA will create an increasingly valuable network of health data owners and buyers. This network is called the Consumer-directed Exchange (CDX).

CDX Tokens

Description: The Consumer-directed Exchange Token ("CDX Token" or "CDXT") will be backed by a portion of the profits generated by the Company. Each Token will be backed by 50% of the Company's profits, held as USD deposits in the CDX Token Trust Account ("CDX Trust"). The net asset value or NAV of each Token shall be determined by dividing the total CDX Trust balance by the number of CDX Tokens outstanding. CDX Tokens will initially be issued on the ERC20 blockchain.

- **Initial Blockchain:** ERC20

- **Anticipated Migration to Alternative Blockchain:** Cardano

- **Expected Network Launch date:** End of 2019

- **Total amount of Tokens authorized for creation:** 1,500,000,000

- **Amount of Tokens issued as Perks in Reg CF Round (max):** 20,140,000

- **Will they be listed on Exchanges? if so, which:** The Company anticipates listing the Tokens on an ATS such as TZero

- **Voting Rights: None**

- **Restrictions on Transfer:** 1 year from closing of Offering or at anytime should a market emerge on any registered exchange or ATS Platform such as TZero. In addition, the Company will notify all Public CDXT holders in the 13th month following the closing of the Reg A+ round of the NAV of each Token (should one exist) and allow holders to redeem their CDXT for an amount equal to the most recently published NAV through the CDX Trust.

- **Dividends/Distributions:** Each CDXT will be backed by USD deposits held in the CDX Token Trust Account. The Trust account will be funded with 50% of the Company's profits. Deposits to the CDXT-Trust will be made at least annually in each year where the company earns a profit. The net asset value or NAV of each Token shall be determined by dividing the total Trust balance by the number of Tokens outstanding.

    - **Redemption Rights:** The Company will offer public Token holders the ability to redeem their Tokens at any time at the most recently published NAV. Redeemed Tokens will be considered "burned" and reduce the outstanding float. This "reverse dilution" will inure to the benefit of the remaining Token Holders as there will be a smaller denominator (less outstanding Tokens) if additional funds are added to the Trust. We believe this structure offers characteristics that are both desirable and unique.

Computation of Profits: The Company will calculate its profit by the amount that total revenue from all activities exceeds the expenses, costs and taxes needed to sustain and grow Betterpath's business. Any profit that is declared will be split evenly between the Company and the CDX Trust.

Allocations

Allocations	%	Hard Cap	Soft Cap	Notes (additional information available in the Terms section)
Public Sale	66.67%	1,000,000,000	105,000,000	Immediately vested in the CDX Token Trust
Reg CF. Perks	1.34%	20,140,000	20,140,000	20:1 CDXT match for every $1 invested
CDXT-Trust Reserve	16.09%	241,349,930	15,750,000	Available for purchase from the Token Trust by the Company at the greater of published NAV or $.05/CDXT
Team Token Incentive Plan	15.90%	238,500,000	2,362,500	Team TIP will function like an equity incentive plan with amounts and vesting schedules set by the Company Directors
Totals	100.00%	1,499,989,930	123,112,500	

Public Investors: CDXT purchased during the offering shall not have any transfer restrictions and may be offered for redemption at the NAV published by the CDX Trust or sold in the secondary market assuming such a market is available. The Company makes no guarantee that either a published NAV or a secondary market will be available and investors should be guided accordingly.

Rights: All Tokens acquired as a perk in the REG CF Round shall have the same terms as those offered to the public in the TSO-Reg A+ round

CDX Trust Reserve: These Tokens will be held by the Trust as part of the total authorized by the Terms of the offering. They will be for sale continuously to the Company only, at a price that will be the greater of $.05 or the most recently published NAV. The purpose of the Reserve is to offer CDXT to our Data Contributors as an alternative to a cash payment. An example of this follows:

BetterHSA User earns $350 for establishing account and is offered the choice between USD or an equivalent amount of CDXT. We anticipate the process for compensating in CDXT will be:

- The Company transfers $350 USD to the CDX Trust Account
- Assuming no published NAV, the USD amount will be divided by the public sale price of $.05/CDXT.

- 7000 CDXT will be added to the User's BetterHSA Account

Even though the number of outstanding CDXT will rise, no dilution will occur since there will be an equivalent amount of USD added to the Trust.

The Company believes that allowing BetterHSA Users the option of receiving their compensation in CDXT could accelerate consumer adoption of the BetterHSA Platform and stimulate broader data contributions at the individual level.

Since the CDXT NAV and secondary market values will be driven by ongoing data contributions which lead to increased sales, we believe that BetterHSA Users will come to realize that unlocking the latent value in their healthcare data can result in financial gain that can be spent currently or held as a longer term investment.

Team Token Incentive Plan: These Tokens will follow the same guidelines as the Company's Equity Incentive Plan and be used as incentives to reward current Team Members and outside advisors or contractors. Tokens granted under the plan will vest immediately upon the grant date but will not have the ability to redeem through the NAV provisions of the CDXT Trust for a period of 24 months following the initial declaration of the CDXT NAV. This will prevent the possibility of the NAV being immediately diluted by the addition of the "TIP" generated Tokens. Holders of these Tokens will have no restrictions should they choose to liquidate their Tokens on a registered exchange. The Company will place restrictions of 24 months as described above on each Token that comes from the plan which any potential buyer will be subject to.

The Terms of our CDXT offering have not yet been authorized by the Board. It is the Company's intent to authorize the CDXT offering as described above, at our next Board meeting.

The Company currently does not have a functional distributed ledger based business model nor a blockchain based token and there is no guarantee that such will be developed in the future. The promise of future tokens is contingent upon the successful development of such items. There is no guarantee that successful development will ever occur. The right to receive future tokens and the offering of future tokens is being offered as part of this offering exempt from registration under Regulation CF.

Tax Advisory: Investors should consult their tax advisors with respect to the tax basis for each of the 8% Series A Preferred Stock and the CDX Tokens, since they will trade independently.

What it means to be a Minority Holder

As a minority holder of Betterpath 8% Series A Preferred Stock, you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to the Company's governance documents, additional issuance of securities, company repurchases of securities, a sale of the Company or of assets of the Company, or transactions with related parties.

Dilution

Investors should understand the potential for dilution. Each Investor's stake in the Company, could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will decrease, even though the value of the Company may increase. You will own a smaller piece of a larger company. This increases in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an Investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (although this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, referring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors mostly occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it is important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust

controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

Financial Statements

Our financial statements can be found attached to this document. The financial review covers the period ending in 2017-12-31.

Financial Condition

Results of Operation

NOTE : The numbers that are referenced below are taken directly from our Accounting Review. The comments are from current management.

2016 results were dominated by activities undertaken by the prior CEO and Chairman during the 1st- 3 months of the year. An attempt was made to seize all of DRDI's assets by virtue of a secured note held by the Chairman in the amount of $300,000. Management made a concerted effort to expend all available cash and subsequently DRDI, Inc ceased operations in March of 2016. The Note Holder immediately took possession of all of the Company's assets which included the entire software stack, Trademarks and an issued Patent that protected the Founder's original vision. Total Capital invested through March of 2016 was around $9,000,000.

The original Founder, who had departed DRDI in August of 2015, enlisted the aid of several other Investors and hired Counsel to represent the interests of the original investors. A brief period of litigation ensued, and sufficient evidence came to light to cause the former CEO and Chairman to settle with DRDI which had elected a new Board and regained all of the assets of the Company. The former Chairman forfeited approximately $3,000,000.00 worth of securities which increased everyone's ownership % by 1/3rd.

In the latter part of 2016, Betterpath Technologies was formed to license DRDI's technology and begin re-assembling the software components. Some revenue was earned from consulting engagements, but the focus was putting the pieces in place to commercialize the platform and equally important, restore every investor's ownership percentage to the level they held just prior to shut down. This group holds the Class B common stock.

As 2017 closed, our current CEO had assembled a team of industry veterans who understood the critical importance of the Company's mission and readily signed on as advisors. With this new team in place and a merger that restored our original investors, Betterpath, Inc made it's debut in December of 2017.

It is worth noting that the numbers from 2016 and 2017 do not represent operational results. Of further note for any new investor is to recognize that our technology and commercialization strategy have developed over a 5 year period and we believe we will reach our revenue goals assuming we are able to raise sufficient capital.

Financial Milestones

Betterpath is a 'pre-revenue" company that will be using it's investment capital to stimulate adoption of the BetterHSA account. The Company will be paying between $250-$500 to each participant that establishes a BetterHSA account. We recognize that our expenses will exceed our revenue for the next 18-24 months but that estimate is based on Betterpath's yet untested capability to onboard participants and successfully sell the resulting data points. The Company's road to positive cash flow will be impacted by our commitment to share revenues that we generate from the proceeds of a data sale with the BetterHSA participant. We have no way of knowing if this revenue sharing arrangement will stimulate more rapid consumer adoption which would allow the Company to become cash flow positive sooner than our current estimate of December 2019.

Betterpath will also need supplemental capital in order to reach our projected target population of 20,000 participants by the end of 2019. Our plan is to conduct a Reg A+ offering of Tokenized Securities to raise an additional 15-25 million dollars. These Tokens will be backed by the value of the Betterpath Token Trust which will be administered by an outside Trust company. Betterpath will be placing 50% of it's profits in the Trust at least annually which will provide Token holders the ability to participate directly in the success of the enterprise.

Our milestones are operational in nature and our success will rely on effectively communicating our business proposition to motivate broad adoption:

July 2018: Reg CF Commences

Contracts signed with PrimeTrust - A nationally chartered trust company, to provide financial custodial services for BetterHSA account holders.

1st BetterHSA account opened

Liquidity and Capital Resources

The net proceeds of this Offering will be used to incept our BetterHSA consumer adoption strategy and build out the required operational and technical infrastructure. This will entail hiring 4-6 full time employees, allocating up to 25% of funds raised to stimulate consumer adoption of the BetterHSA account and 20-25% of funds raised to cover the costs associated with our Q4 Tokenized Securities Offering.

The Company is in ongoing discussions with alternative funding sources but believes that the success of our venture is dependent upon widespread consumer adoption. If we raise the full round of $1,007,000.00 we anticipate this will cover the next 6-9 months of operations which will include on-boarding our initial 500 BetterHSA participants and the cost associated with registering and launching our Reg A+ TSO.

Indebtedness

CONVERTIBLE NOTES PAYABLE During the years ended December 31, 2017 and 2016, the Company issued convertible notes to investors for $110,000 and $310,000, respectively. The instruments mature in February 2019 and bear 6% interest per annum. As no repayments nor conversion have occurred to date, the outstanding principal balance as of December 31, 2017 and 2016 was $420,000 and $310,000, respectively, and accrued interest payable on these notes was $25,262 and $5,624, also respectively. Interest expense for the years ended December 31, 2017 and 2016 was $19,638 and $5,624, respectively.

Recent offerings of securities

- 2016-08-31, Private Placement, 10000000 Convertible 6% Note. Use of proceeds: Proceeds from this offering have been used to cover Legal, Operational and Administrative costs related the formation of the Company and restoring the assets acquired in the merger to an operational state.
- 2012-12-01, Private Placement, 600000 Common Stock, DRDI, Inc. Use of proceeds: DRDI raises it's initial friends and family round taking in $600,000 at $1.44 per share across 6 Investors. Proceeds are used for code development and creation and application of the IHSM patent which is a core asset of the Company.
- 2013-12-01, Reg D, 767000 8% Convertible Notes- DRDI, Inc. Use of proceeds: Hiring of 5 FTE's with associated office, equipment and HR costs. Ongoing IP and software development
- 2014-06-01, Reg D, 34000000 Common Stock, DRDI, Inc. Use of proceeds: Hiring additional FTE's and developing our data extraction and normalization platform. Producing 350 RECAPs for the benefit of patients with IBD. IRB application and acceptance. Ongoing IP work
- 2015-02-01, Reg D, 43000000 5% Convertible. Use of proceeds: Additional FTE's as company prepares to go to market and acquire users. Additional costs related to development and office space. Legal costs associated with HITECH and IRB certification.

Valuation

$24,498,012.10

Our "pre-money' valuation may appear to be excessive for a start-up that has yet to post any revenue and is entering a highly competitive market dominated by well established companies with large balance sheets and market share. In fact, if you apply any standard methodology such as Book Value, DCF, Anticipated ROI or even Comparable Transactions you will find no basis whatsoever to consider a $24M pre-money valuation. In fact, if this is your rubric for a decision to invest, we recommend you take a pass on our Offering. Betterpath is not entering a traditional healthcare tech vertical hoping we can gain xx% of market share by exciting naive investors with hyperbolic claims about the wonders of the Blockchain and how our CDX Tokens will alter the cost arc of healthcare. We will leave those claims to other start-ups without the bumps and bruises our Team has sustained over our combined 100 plus years of experience. Since you, the Investor will need to make your own decision as to the fairness of our pre-money valuation, we offer the following: 1) Betterpath is not a "start-up" in the traditional sense since you are investing in the Company that recently merged with DRDI, Inc. DRDI raised over $9,000,000.00 and built technology and Intellectual Property assets that were in-market from 2013-2016. 2) Betterpath is a "re-start" built explicitly to INCEPT a market that we believe currently does not exist as there are no entities offering commercial access to comprehensive health care data. 3) If you believe that Electronic Health Records are going to solve the major problems our healthcare system faces, you should NOT invest in Betterpath 4) If you believe that giving away your healthcare data, which absolutely has value, for free is a good idea, than you should NOT invest in Betterpath. The cost of our acquisition of DRDI was approximately 1,155,363 shares of Betterpath Class B common stock. This class is "non voting" and the interests of the B share holders are represented on our Board by David Rosenberg, whose family holds a majority interest in the B shares. On a fully diluted basis, this represents an ownership stake of 23.5% in Betterpath, Inc. In other words, we acquired assets that cost over $9,000,000 for less than 24% of our outstanding shares. We will leave the arithmetic to the reader, but you should know that every remaining investor in DRDI holds shares in our merged venture that are equal to the percentage they held prior to DRDI shutting down in 2016. There is inherent value in a Company that treats all stakeholders fairly. As any seasoned early stage investor will tell you, there are standard binary questions one must ask to seriously consider an investment where the highest probability is complete loss. At the top of the list: Can I afford to lose 100% of my investment? Is the market large enough to recognize an innovative idea and properly reward the investor for the inherent risk? And most importantly, do the PEOPLE I am investing in have the wisdom to succeed and the grit to refuse to quit? For those of you that were waiting for the audacious and/ or outrageous claim, we invite you to do your own research around the cost of care for chronic disease, and then read our Patent that is on file with the USPTO. It protects an evidence-based outcomes research process that has the potential to save countless lives and billions of dollars per year currently wasted on ineffective treatment and preventable readmissions. If we can accumulate the volume of data we need, the ability for us to protect this patent prior to its use by other entities will be greatly improved.

Future valuations of the Company may be determined through negotiations with prospective investors in a future equity financing. Those prospective investors may determine the value of the Company through one or multiple methods which include: Liquidation Value – The amount for which the assets of the Company can be sold, minus the liabilities owed; Book Value – This is based on analysis of the Company's financial statements, usually looking at the Company's balance sheet; and Earnings Approach – This is based on what the prospective investor will pay (the present value) for what the prospective investor expects to obtain in the future.

USE OF PROCEEDS

Betterpath anticipates utilizing proceeds to execute the following activities, in sequential order:

1. BetterHSA Platform: Funds will be leveraged to finalize the user-experience that spans the entirety of the BetterHSA ecosystem from end-to-end. Additionally we will build out final APIs with PrimeTrust (the BetterHSA financial custodians) and rigorously QA the back and front ends. KPIs to validate success for this milestone will be the successful launch of BetterHSA Beta to the founding adopters.

2. **BetterHSA Marketing Campaign & User Incentives:** BetterHSA will leverage varied marketing opportunities including partnerships to acquire new users. Initial partnerships will include PrimeTrust (the BetterHSA financial custodian), specialty pharmacies that will join our marketplace and patient advocacy organizations that will receive a portion of the profits for the data generated by their members (profit split for this engagement will offer 50% of profits to the user(s), 10% of profits to the advocacy organization that referred the user and 40% of profits for Betterpath). User incentives will be funded through proceeds to ensure that all users have some level of compensation for the data they generate prior to the greater network reaching a critical mass that enables commercial sales. KPIs to validate success for this milestone will be tied to user acquisition milestones (500 beta users by the close of 2018, 17k users by the close of 2019).

3. Sales Team As we collect data we will begin working with anticipated clients (biotech and pharmaceutical companies) to understand their individual needs for clinical trial enrollment, branded product marketing and datasets. This will enable Betterpath to clear all procurement vetting exercises at a corporate level before we begin selling our sponsorships and datasets to individual brand leads within each Biotech and pharmaceutical company. By following a parallel path to the rollout of the beta test this approach will allow us to incorporate the specific needs of biotech and pharmaceutical companies as we scale upwards so that we can target users (through partnerships with Patient Advocacy organizations) that biotech and pharmaceutical companies are seeking. This will ensure pilot advertising programs can be executed against the body of data collected by the first 1k BetterHSA users.

	Offering Amount Sold	Offering Amount Sold
Total Proceeds:	$10,001.60	$1,069,997.30
Less: Offering Expenses		
StartEngine Fees (6% total fee)	$600.09	$64,199.83
Net Proceeds	$9,401.51	$1,005,797.47
Use of Net Proceeds:		
Operations and Software	$3000	$300,000
HSA Participant Marketing	$2000	$250,000

Working Capital	$3000	$150,000
Legal & Accounting	$0	$200,000
Reserves	$1,401.51	$105,797.47
Total Use of Net Proceeds	$9,401.51	$1,005,797.47

The net proceeds of this Offering will be used to incept our BetterHSA consumer adoption strategy, and build out the required operational and technical infrastructure.

Our minimum funding target (the amount needed to close this Offering) is $10,001.60. We will accept investments in excess of the target amount up to $1,069,997.30. Specifically, if we reach the target offering amount of $10,001.60, we may conduct the first of multiple closings of the offering. Oversubscription will be allocated as we determine. If we raise more than the maximum offering amount in this offering under Regulation Crowdfunding (also referred to as "Regulation CF"), we may conduct an offering under Regulation D for subscribers who are accredited investors.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

REGULATORY INFORMATION

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance failure

The company has not previously failed to comply with Regulation CF.

Annual Report

The company will make annual reports along with the financial statements required under SEC Regulation Crowdfunding available at https://betterpath.com in the Investors Section. The annual reports will be available within 120 days of the end of the issuer's most recent fiscal year." We will be required to file such annual reports until:

(1) The company becomes a reporting company under the Securities Exchange Act of 1934;

(2) The company has filed, since its most recent sale of securities pursuant to Regulation Crowdfunding, at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record;

(3) The company has filed, since its most recent sale of securities pursuant to Regulation Crowdfunding, the annual reports required pursuant to Regulation Crowdfunding for at least the three most recent years and has total assets that do not exceed $10,000,000;

(4) The company or another party repurchases all of the securities issued in reliance on Regulation Crowdfunding, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) The company liquidates or dissolves its business in accordance with state law.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Betterpath, Inc.

[See attached]

Betterpath, Inc.

Combined Financial Statements (Unaudited)
and Independent Accountant's Review Report
December 31, 2017 and 2016

Betterpath, Inc.

TABLE OF CONTENTS



To the Stockholders of
Betterpath, Inc.
Linwood, New Jersey

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

We have reviewed the accompanying combined financial statements of Betterpath, Inc. and its predecessor (the "Company"), which comprise the combined balance sheets as of December 31, 2017 and 2016, and the related combined statements of operations, changes in stockholders' equity (deficit), and cash flows for the years then ended, and the related notes to the combined financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the combined financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Combined Financial Statements

Management is responsible for the preparation and fair presentation of the combined financial statements in accordance with accounting principles generally accepted in the United States of America; this includes design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of combined financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the combined financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying combined financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 3, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying combined financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

Artesian CPA, LLC

Artesian CPA, LLC

Denver, Colorado
June 27, 2018

BETTERPATH, INC.
COMBINED BALANCE SHEETS (UNAUDITED)
As of December 31, 2017 and 2016

	2017	2016
ASSETS		
Current Assets:		
Cash and equivalents	$ 2,040	$ 7,989
Due from related party	-	63,350
Total Current Assets	2,040	71,339
TOTAL ASSETS	$ 2,040	$ 71,339
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)		
Liabilities:		
Current Liabilities:		
Accounts payable	$ 58,111	$ 109,853
Due to related party	48,321	-
Accrued interest payable	25,262	5,624
Total Current Liabilities	131,694	115,477
Long-Term Liabilities:		
Convertible notes payable	420,000	310,000
Total Long-Term Liabilities	420,000	310,000
Total Liabilities	551,694	425,477
Stockholders' Equity (Deficit):		
Preferred Stock, $0.001 par, 7,000,000 shares authorized, 0 and 0 shares issued and outstanding as of December 31, 2017 and 2016, respectively.	-	-
Common Stock - Class A, $0.001 par, 8,000,000 shares authorized, 2,125,000 and 2,525,000 shares issued and outstanding as of December 31, 2017 and 2016, respectively.	2,125	2,525
Common Stock - Class B, $0.001 par, 5,000,000 shares authorized, 1,103,375 and 0 shares issued and outstanding as of December 31, 2017 and 2016, respectively.	1,103	-
Common Stock (DRDI), $0.0001 par, 10,000,000 shares authorized, 0 and 1,978,562 shares issued and outstanding as of December 31, 2017 and 2016, respectively.	-	199
Additional paid-in capital	9,034,504	9,035,008
Accumulated deficit	(9,587,386)	(9,391,870)
Total Stockholders' Equity (Deficit)	(549,654)	(354,138)
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)	$ 2,040	$ 71,339

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these combined financial statements.

BETTERPATH, INC.
COMBINED STATEMENTS OF OPERATIONS (UNAUDITED)
For the years ended December 31, 2017 and 2016

	2017	2016
Net revenues	$ 10,000	$ 20,000
Cost of net revenues	(12,000)	(28,500)
Gross profit/(loss)	(2,000)	(8,500)
Operating expenses:		
General and administrative	173,658	1,070,602
Sales and marketing	220	11,589
Research and development	-	17,362
Total operating expenses	173,878	1,099,553
Loss from operations	(175,878)	(1,108,053)
Other income/(expenses)		
Gain on debt extinguishment	-	653,877
Interest expense	(19,638)	(5,624)
Total other income/(expenses)	(19,638)	648,253
Net loss	$ (195,516)	$ (459,800)

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these combined financial statements.

BETTERPATH, INC.
COMBINED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT) (UNAUDITED)
For the years ended December 31, 2017 and 2016

	DRDI, Inc. Common Stock		Betterpath, Inc. Common Stock - Class A		Common Stock - Class B		Additional Paid-In Capital	Accumulated Deficit	Total Stockholders' Equity (Deficit)
	Number of Shares	Amount	Number of Shares	Amount	Number of Shares	Amount			
Balance at December 31, 2015	2,656,442	$ 266	-	$ -	-	$ -	$ 8,904,046	$ (8,932,070)	$ (27,758)
Exercise of stock options	20,000	2	-	-	-	-	18	-	20
Stock issuances	6,007	1	-	-	-	-	44,999	-	45,000
Capital contributions from founders	-	-	-	-	-	-	88,400	-	88,400
Stock issuances to founders	-	-	2,125,000	2,125	-	-	(2,125)	-	-
Stock issuances to DRDI	-	-	400,000	400	-	-	(400)	-	-
Stock forfeiture in settlement	(703,887)	(70)	-	-	-	-	70	-	-
Net loss	-	-	-	-	-	-	-	(459,800)	(459,800)
Balance at December 31, 2016	1,978,562	199	2,525,000	2,525	-	-	9,035,008	(9,391,870)	(354,138)
Reallocation of shares under merger	(1,978,562)	(199)	(400,000)	(400)	1,103,375	1,103	(504)	-	-
Net loss	-	-	-	-	-	-	-	(195,516)	(195,516)
Balance at December 31, 2017	-	$ -	2,125,000	$ 2,125	1,103,375	$ 1,103	$ 9,034,504	$ (9,587,386)	$ (549,654)

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these combined financial statements.

BETTERPATH, INC.
COMBINED STATEMENTS OF CASH FLOWS (UNAUDITED)
For the years ended December 31, 2017 and 2016

	2017	2016
Cash Flows From Operating Activities		
Net Loss	$ (195,516)	$ (459,800)
Adjustments to reconcile net loss to net cash used in operating activities:		
Changes in operating assets and liabilities:		
Increase/(decrease) in accounts payable	(51,742)	(113,930)
Increase/(decrease) in accrued interest payable	19,638	5,624
Net Cash Used In Operating Activities	(227,620)	(568,106)
Cash Flows From Financing Activities		
Proceeds from issuance of convertible notes payable	110,000	310,000
Advances from / (repayments to) related parties, net	111,671	(63,350)
Proceeds from stock issuances	-	45,000
Proceeds from exercise of options	-	20
Capital contributions	-	88,400
Net Cash Provided By Financing Activities	221,671	380,070
Net Change In Cash	(5,949)	(188,036)
Cash at Beginning of Period	7,989	196,025
Cash at End of Period	$ 2,040	$ 7,989
Supplemental Disclosure of Cash Flow Information		
Cash paid for interest	$ -	$ -
Cash paid for income taxes	$ -	$ -
Supplemental Disclosure of Non-Cash Financing Activities		
Gain of forgiven debts	$ 653,877	$ -

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these combined financial statements.

-5-

NOTE 1: NATURE OF OPERATIONS

Betterpath, Inc. (the "Company") was incorporated on July 8, 2016 under the laws of Delaware (originally incorporated as Betterpath Technologies, Inc. and changed its name to Betterpath, Inc. upon the merger in December 2017). DRDI, Inc. (the "Predecessor Company"), is a corporation organized January 12, 2012 under the laws of Delaware under common control as the Company (originally incorporated as DRDI Holdings, LLC, then changed its name to Betterpath, Inc., then changed its name to DRDI, Inc. in October 2016). In December 2017, the Predecessor Company merged with the Company, effectively transferring the Predecessor Company to the Company. The Predecessor Company was dissolved in conjunction with this merger transaction. The Company and Predecessor Company shared the same operations prior to the merger.

In accordance with ASC 805-50-45-5, for transactions between entities under common control, financial statements and financial information presented for prior periods should be retroactively adjusted to furnish comparative information. Accordingly, these financial statements are adjusted as though the merger occurred at the beginning of the periods presented, on January 1, 2015.

The Company is producing technology to maintain comprehensive health records on behalf of individual consumers, providing the consumers with control over how their records are used

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company prepares combined financial statement in accordance with generally accepted accounting principles in the United States of America (GAAP). The combined financial statements include the accounts of each entity and are presented on a combined basis. All transactions and balances between and among the entities have been eliminated in combining the accounts for combined financial statement presentation. The accounting and reporting policies of the Company conform to GAAP. The Company adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of combined financial statements in conformity with GAAP requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Risks and Uncertainties

As of December 31, 2017, the Company has not commenced planned principal operations nor generated revenue from its planned principal operations. Once the Company commences its planned principal operations, it will incur significant additional expenses. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties; including failing to secure funding to operationalize the Company's planned operations or failing to profitably operate the business.

Cash Equivalents and Concentration of Cash Balance

For the purpose of the combined statements of cash flows, cash equivalents include time deposits, certificate of deposits, and all highly liquid debt instruments with original maturities of three months or less.

Property and Equipment

Property and equipment are recorded at cost when purchased. Depreciation is recorded for property and equipment using the straight-line method over the estimated useful lives of assets. The Company reviews the recoverability of all long-lived assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset might not be recoverable. The Company has no property and equipment as of December 31, 2017 or 2016.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the combined balance sheets approximate their fair value.

Revenue Recognition

The Company recognizes revenue when: (1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which products or services will be provided; (2) delivery has occurred or services have been provided; (3) the fee is fixed or determinable; and (4) collection is reasonably assured.

No revenues from the Company's planned principal operations have been earned or recognized through December 31, 2017. The Company recognized $10,000 and $20,000 of consulting fees earned for the years ended December 31, 2017 and 2016, respectively. Personnel costs associated with these consulting fees were recorded as costs of net revenues on the statements of operations.

Research and Development

Research and development costs are expensed as incurred. Total expense related to research and development was $0 and $17,362 for the years ended December 31, 2017 and 2016, respectively.

Stock-Based Compensation

The Company accounts for stock-based compensation in accordance with ASC 718, *Compensation - Stock Compensation*. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, *Income Taxes*. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will be realized.

The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the combined financial statements. The Company has determined that there are no material uncertain tax positions.

The Company accounts for income taxes with the recognition of estimated income taxes payable or refundable on income tax returns for the current period and for the estimated future tax effect attributable to temporary differences and carryforwards. Measurement of deferred income items is based on enacted tax laws including tax rates, with the measurement of deferred income tax assets being reduced by available tax benefits not expected to be realized in the immediate future.

The Company has estimated its net operating loss carryforwards to be $4,881,680 and $4,591,102 as of December 31, 2017 and 2016, respectively. The Company expects to pay Federal and New York income taxes at rates of approximately 21% and 7.1%, respectively, and has used an effective blended rate of 26.6% to derive net tax assets of $1,681,110 and $1,625,380 as of December 31, 2017 and 2016, respectively, resulting from its net operating loss carryforwards and other temporary book to tax differences. Due to uncertainty as to the Company's ability to generate sufficient taxable income in the future to utilize the net operating loss carryforwards before they begin to expire in 2034, the Company has recorded a full valuation allowance to reduce the net deferred tax asset to zero.

The Company files U.S. federal and state income tax returns. All tax periods since inception remain open to examination by the taxing jurisdictions to which the Company is subject. Both the Company and Predecessor Company are delinquent in their tax filings for 2015-2017, and are accordingly subject to late filing penalties.

NOTE 3: GOING CONCERN

The accompanying combined financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company incurred net losses of $195,516 and $459,800 during the years ended December 31, 2017 and 2016, respectively, has limited liquid assets with cash of $2,040 as of December 31, 2017, current liabilities exceeded current assets by $129,654 as of December 31, 2017, and the Company has an accumulated deficit of $9,587,386 as of December 31, 2017.

The Company's ability to continue as a going concern for the next twelve months following the date the combined financial statements were available to be issued is dependent upon its ability to obtain capital financing from investors sufficient to meet current and future obligations and deploy such capital to produce profitable operating results.

Management has evaluated these conditions and plans to raise capital from outside investors to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts.

These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The combined financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 4: CONVERTIBLE NOTES PAYABLE

During the years ended December 31, 2017 and 2016, the Company issued convertible notes to investors for $110,000 and $310,000, respectively. The instruments mature in February 2019 and bear 6% interest per annum. As no repayments nor conversion have occurred to date, the outstanding principal balance as of December 31, 2017 and 2016 was $420,000 and $310,000, respectively, and accrued interest payable on these notes was $25,262 and $5,624, also respectively. Interest expense for the years ended December 31, 2017 and 2016 was $19,638 and $5,624, respectively.

In the event of any equity financing over $1,500,000, the notes' principal balances, along with accrued interest, will automatically convert to stock at a discount of 30% to the pricing in the triggering equity financing round. If and upon a liquidation event (as defined in the agreements), the then outstanding principal times 150%, plus accrued and unpaid interest, is due and payable to the noteholders.

NOTE 5: STOCKHOLDERS' EQUITY (DEFICIT)

Betterpath, Inc.

The Company has authorized 8,000,000 shares of $0.001 par value Class A Common Stock, 5,000,000 shares of $0.001 par value Class B Common Stock, and 7,000,000 shares of Preferred Stock. As of December 31, 2017 and 2016, 2,125,000 and 2,525,000 shares of Class A Common Stock and 1,103,375 and 0 shares of Class B Common Stock were issued and outstanding, all respectively.

Holders of Class B Common Stock have voting right restrictions for 18 months commencing December 2017, where they are not allowed to vote until such time has passed.

1,500,000 shares of common stock issued in October 2016 were subject to vesting provisions contingent upon continued service to the Company, where these shares vest ratably over 36 months. Unvested shares are subject to repurchase by the Company if and upon termination of services under the agreement terms. As of December 31, 2017 and 2016, 583,333 and 83,333 of these 1,500,000 shares have vested.

In 2016, the Company issued 2,125,000 shares of common stock to its founding group. An additional 400,000 shares of Class A Common Stock were issued to the Predecessor Company, which were forfeited back to the Company in 2017 upon the merger and termination of the Predecessor Company.

The Company approved the 2016 Equity Incentive Plan (the "Plan") in 2016 and has reserved 963,968 shares of common stock for issuance under the Plan.

DRDI, Inc.

The Predecessor Company has authorized 10,000,000 shares of $0.0001 par value common stock. As of December 31, 2017 and 2016, 0 and 1,978,562 shares of DRDI, Inc. common stock were issued and outstanding, respectively. This entity was terminated in December 2017.

During 2016, the Predecessor Company issued 6,007 shares of common stock to investors for total proceeds of $45,000. Also in 2016, an option holder exercised an option for 20,000 shares of the Predecessor Company's common stock at $0.001 per share, providing proceeds of $20.

As part of the settlement discussed at Note 6, the former Chairman of the Board of Directors forfeited 703,887 shares of the Predecessor Company's common stock.

Upon merger, the then existing shareholders of the Predecessor Company converted their shares in DRDI, Inc. into shares of Betterpath, Inc. at a mutually agreed upon allocation rate, resulting in the conversion of 1,978,562 shares of DRDI, Inc.'s common stock into 1,103,375 shares of Betterpath, Inc.'s Class B Common Stock.

BETTERPATH, INC.
NOTES TO THE COMBINED FINANCIAL STATEMENTS (UNAUDITED)
As of December 31, 2017 and 2016 and for the years then ended

2016 Stock Incentive Plan

The Company adopted the *2016 Stock Incentive Plan* (the "Plan"), as amended and restated. The Plan permits the grant of stock options, stock appreciation rights and restricted stock to attract and retain employees and consultants. Under the Plan, the Company issues stock appreciation rights and options having a term of up to ten years and a strike price of no less than fair market value of common stock. Upon termination of employment or services, the Company may exercise its repurchase option over unvested interests.

The Company has reserved 963,968 shares of common stock under the Plan. As of December 31, 2017 and 2016, 633,968 and 963,968 shares were available for grant under the Plan, respectively. A summary of options activities during 2017 and 2016 is as follows:

| | December 31, 2017 | | December 31, 2016 | |
	Options	Weighted	Options	Weighted
Outstanding - beginning of year	-		20,000	$ 0.001
Granted	330,000	$ 0.001	-	
Exercised	-		(20,000)	$ 0.001
Forfeited	-		-	
Outstanding - end of year	330,000	$ 0.001	-	
Exercisable at end of year	82,500	$ 0.001	-	
Weighted average grant date fair value of options granted during year	$ -		$ -	
Weighted average duration (years) to expiration of outstanding options at year-end	10		-	

The Company measures employee stock-based awards at grant-date fair value and recognizes employee compensation expense on a straight-line basis over the vesting period of the award. Determining the appropriate fair value of stock-based awards requires the input of subjective assumptions, including the fair value of the Company's common stock, and for stock options, the expected life of the option, and expected stock price volatility. The Company used the Black-Scholes option pricing model to value its stock option awards. The assumptions used in calculating the fair value of stock-based awards represent management's best estimates and involve inherent uncertainties and the application of management's judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expense could be materially different for future awards.

The expected life of stock options was estimated using the "simplified method," which is the midpoint between the vesting start date and the end of the contractual term, as the Company has limited historical information to develop reasonable expectations about future exercise patterns and employment duration for its stock options grants. The simplified method is based on the average of the vesting tranches and the contractual life of each grant. For stock price volatility, the Company uses comparable public companies as a basis for its expected volatility to calculate the fair value of options grants. The risk-free interest rate is based on U.S. Treasury notes with a term approximating the expected life of the option. The estimation of the number of stock awards that will ultimately vest requires judgment, and to the extent actual results or updated estimates differ from the Company's current estimates, such amounts are recognized as an adjustment in the period in which estimates are revised.

The Company calculated its estimate of the value of the stock compensation granted during the years ended December 31, 2017 and 2016 under FASB ASC 718, and concluded the value of these options was trivial and therefore did not record compensation costs related to the stock option grants.

NOTE 6: RELATED PARTY TRANSACTIONS

Settlement

As part of a settlement agreement, related parties to the Company (the then CEO and Chairman of the Board of Directors) agreed to forfeit 703,887 shares of common stock in DRDI, Inc. and forgive various debts totaling $653,877.

Due to/from Related Party

In 2016, a related party to the Company agreed to contribute $88,400 to the Company, which was repaid through payment of expenses on the Company's behalf during 2016 and 2017. As of December 31, 2017 and 2016 the balance due was $0 and $63,350, respectively. This receivable did not bear interest and was considered payable on demand.

During 2017, a related party to the Company advanced the Company funds as needed to sustain its cash flow needs. The balance due to this related party as of December 31, 2017 was $48,321. These advances bear no interest and are considered payable on demand.

NOTE 7: CONTINGENCIES

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition or results of operations.

NOTE 8: RECENT ACCOUNTING PRONOUNCEMENTS

In May 2014, the FASB issued ASU 2014-09, "Revenue from Contracts with Customers" (Topic 606). This ASU supersedes the previous revenue recognition requirements in ASC Topic 605—Revenue Recognition and most industry-specific guidance throughout the ASC. The core principle within this ASU is to recognize revenues when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services.

In August 2015, the FASB issued ASU 2015-14, "Revenue from Contracts with Customers", which deferred the effective date for ASU 2014-09 by one year to fiscal years beginning after December 15, 2017, while providing the option to early adopt for fiscal years beginning after December 15, 2016. Transition methods under ASU 2014-09 must be through either (i) retrospective application to each prior reporting period presented, or (ii) retrospective application with a cumulative effect adjustment at the date of initial application. We are continuing to evaluate the impact of this new standard on our financial reporting and disclosures, including but not limited to a review of accounting policies, internal controls and processes. We expect to complete our evaluation in the second half of 2017 and intend to adopt the new standard effective January 1, 2018.

In February 2016, the FASB issued ASU 2016-02, "Leases" (Topic 842). This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2018, including interim periods within those fiscal years. Early adoption is permitted. We are continuing to evaluate the impact of this new standard on our financial reporting and disclosures.

In August 2016, the FASB issued ASU 2016-15, "Statement of Cash Flows" (Topic 230). This ASU is intended to reduce diversity in practice in how certain transactions are classified in the statement of cash flows. This ASU is effective for financial statements issued for fiscal years beginning after December 15, 2017. We do not believe the adoption of ASU 2016-15 will have a material impact on our financial position, results of operations or cash flows.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, we will adopt those that are applicable under the circumstances.

NOTE 9: SUBSEQUENT EVENTS

Convertible Notes Payable

The Company issued $205,000 of convertible notes payable in 2018 through the issuance of this report, under substantially similar terms to the convertible notes payable discussed in Note 4.

Management's Evaluation

The Company has evaluated subsequent events through June 27, 2018, the date the financial statements were available to be issued. Based on the evaluation, no additional material events were identified which require adjustment or disclosure.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

startengine | What's New | Discover Investments | Edit My Campaign | Launch an ICO NEW | Meilani K.

Betterpath is pending **StartEngine Approval.**



BetterHSA
The health savings account that turns your data into cash.

0
Investors

$0.00
Raised of $10K - $1.07M goal



Betterpath
Better Health Savings Account (HSA)
Small OPO · Brooklyn, NY · Consumer Products
Accepting International Investment

Overview | Team | Terms | Updates | Comments | Share

A $100 Billion market for Personal Data only exists because You "Agree" to give your data away FOR FREE





IQVIA
MCKESSON
OPTUM
acxiom
ORACLE
I Agree to the Terms of Service
WE MAY NOT BE ABLE TO CONTROL
WE MAY TRANSFER YOUR INFORMATION TO THE NEW OWNER

Source: Data Brokerage Market Size

Right now, your data is collected, bought and sold by Data Brokers who rely on YOU as their ONLY product.



Use Facebook
Search WebMD
YOU FOR SALE
Fill Rx at CVS
Shop Online

As the Data Owner, we believe you're the only one who can get ALL your data in one place, improving its value dramatically

WHAT WE KNOW

Data Owners unfortunately cannot prevent their data from being bought and sold

Source: Time.com

WHAT WE BELIEVE

Data Owners can increase the value of their data by exercising their right to get it all in one place

---

WHAT WE DO

Betterpath helps Data Owners get all their data in one place, and get paid for it

---

HOW WE DO IT

Betterpath is launching a Health Savings Account (BetterHSA) that pays Data Owners to collect their health data.

Data Owners (Users) are then presented with opportunities to monetize their health data as an asset.

Our goal *is to bypass the resistance most consumers feel toward "sharing data", by making adoption a no-brainer.*

Our strategy *is to pay high-deductible health plan holders (40% of U.S. Adults) up to $500 to adopt our Health Savings Account*

source

Protecting Data Owner's privacy and security is Betterpath's #1 Priority

No data will ever be exposed to Data Buyers without the Owner's explicit consent









Users control every aspect of who can access their data, and how their data is used

Identifiers (e.g. SSN, Name, Address) are removed and stored with an FDIC-insured custodian

Users determine which data is transacted with Buyers and can adjust their Terms at any time

Platform compliant with strictest regulations, allows Users to download/remove data at any time

Health Data Holds the Biggest Opportunity

In the information economy, medical records + health data hold immense value: **A single Health Data Buyer** (*like a Pharma / Biotech company, Marketing Agency, or Insurer*) **can spend up to $12M EACH YEAR to access "anonymized" health data.**

Source: The Century Foundation Report (2017)

SCIENTIFIC   The   Forbes

AMERICAN

"How Data Brokers Make Money Off Your Medical Records"

February 1, 2016

Guardian

"Your private medical data is for sale - and it's driving a business worth billions"

January 10, 2017

Forbes

"How Data Brokers And Pharmacies Commercialize Our Medical Data"

April 2, 2018

We believe Data Buyers want a more robust product, and Data Owners hold the key.

Betterpath's Cooperative Data Brokerage Model will connect the Buyer's demand with the Owner's supply through the BetterHSA.

The BetterHSA will help consumers turn their fragmented health data into a valuable asset.

"Our view is that everyone will have HSAs. They'll be completely portable. They'll have every investment option available to them that is available today in the investment world. They'll become ubiquitous across all aspects of our lives."

Walt Bettinger, CEO of Charles Schwab

Investmentnews.com, November, 2017

If you have a High-deductible Health Plan and no other insurance plan, you likely qualify for an HSA



High-deductible Health Plan (HDHP)
$1,350 for an individual
$2,700 for a family
+
No supplemental insurance plan
Cannot be on Medicare and Medicaid

Consumers can open an HSA individually, or can choose one through their employer's benefits plan

---

BetterHSA Product Development

- **Stage:** Market Acceptance / Beta (launch anticipated August 2018)
- **Requirements:** Collect "minimum viable data" for proof-of-concept
- **Current working features:**
  - HSA Transaction Summary
  - Integrated transaction tracker
  - In-app chat support + opportunity inbox

Click Here to learn more about the BetterHSA Private Beta



Better for your health.
Better for your wallet.
BetterHSA
A Smarter Way to Save for Your Future

Betterpath Platform Development

- **Stage:** Development / Beta
- **Requirements:** secure permissioning mechanisms to track the collection, access, and commercial use of personal data
- **Current Infrastructure:** HIPAA / GDPR / HITRUST CSF-compliant cloud.
- **Planned Infrastructure:** Ethereum-based or Cardano-based blockchain for user-directed permissioning and transparent financial accounting *(anticipated migration Q2'19)*

Unlike other "personal data monetization" offerings, BetterHSA will incentivize user adoption with cash ($USD)

Betterpath will use Blockchain because it's the only technology that fits our requirements.

Why Betterpath Will Use Blockchain

1. to setup a Network of dynamically permissioned Owners and Buyers
2. to maintain a secure, detailed ledger of financial transactions
3. to ensure unlimited capacity and scalability

Why Betterpath Avoids Using a "Cryptocurrency"

1. We believe the typical consumer doesn't care about crypto, and will prefer a $USD-based incentive structure
2. We believe crypto (or "Utility Tokens") only make sense once a fully functioning Network of buyers and sellers is established
3. We believe digital currencies will evolve rapidly over the next 5 years, and we can't predict the future



Save for the future ... by turning your data into a financial asset

b BetterHSA

The Offering

Investment: Series A Preferred Stock & CDX Tokens

$4.70/share of Series A Preferred Stock

By investing in Betterpath, you are confident the Company's future equity value will exceed $25,568,009.40

Perks*

CDX Tokens

The Offering includes 100% match of 20 CDX Tokens for every $1 invested. ($0.050 / Token)

Our anticipated Reg A+ round will authorize 1,500,000,000 CDX and offer 478,600,053 CDX for public sale at $0.050 / Token.

Additional Perks*

- Up to $750: Early access to BetterHSA Private Beta
- Up to $1000: Early access to BetterHSA Private Beta + 1 referral code
- Up to $2500: Early access to BetterHSA Private Beta + 2 referral codes
- Over $5000: Early access to BetterHSA Private Beta + 3 referral codes

*All perks and tokens will be delivered after the campaign is completed, and upon availability of the Tokens. See Offering Summary below for additional terms.

Betterpath anticipates that successful rollout of the BetterHSA will create an increasingly valuable network of health data owners and buyers. This network is called the Consumer-directed Exchange (CDX).

CDX Tokens

CDX is a "Tokenized Security" that investors in this offering will receive as a perk for participating. CDX will be allocated to equity investors as a reward for our early supporters. This provides investors with a secured interest in the profits generated by the Consumer-directed Exchange, and a possible path to early liquidity following our anticipated Reg A+ Tokenized Security Offering in the latter part of this year.

- The right to tokens is contingent upon the successful development of such Tokens and to the extent applicable, the blockchain upon which they function. There is no guarantee that successful development will ever occur.
- We intend to implement the tokens on Ethereum's ERC20 blockchain with a planned migration to Cardano sometime toward the end of 2019.
- The value of the tokens will be backed in $USD through a Trust Account (CDX Trust) that will administer the receipt and deposit of 50% of Betterpath's profit on data sales from the Consumer-directed Exchange.
- These funds, which will be held in a separate legal entity, will be available for all CDX Token holders to use as a redemption vehicle and allow for each CDX token to have a $USD-backed NAV (Net Asset Value).

Once Betterpath becomes profitable, the Company will deposit 50% of its profits into the CDX Trust that will provide a redemption value for the CDX Tokens, creating the conditions for token value to grow well beyond initial offering price.

 These Offerings are eligible for the StartEngine Owners' 10% Bonus.

For details on the bonus, please see the ***Offering Summary below.***

We anticipate Betterpath's **Cooperative Health Data Brokerage** model will become self-sustaining over time

Costs per User Acquisition Decrease as User Growth Scales



$620
in YEAR 1*
$80
in YEAR 5**

Cost per User

*** YEAR 1:** We will pay users to Signup ($350), and provide initial Data Incentive Payments (up to $150) to stimulate early data volume. Operational costs are estimated at $120/user.
**** YEAR 5:** User demand for BetterHSA removes need to pay for Signup, and Data Incentive Payments will come directly from Data Buyers. Operational costs fall to $80/user as scalability is reached.

Value per User Increases as Critical Mass is Reached in Certain Disease States



$2000
after YEAR 1*
$15000
after YEAR 5**

Value per User

*** YEAR 1:** A typical user's dataset will be worth an estimated $2000/year based on average data contributions and engagement *(see "Commercial Revenue Assumptions" below)*
**** YEAR 5:** Assuming Betterpath can capture 5% of the overall HSA market within the first 5 years, the same user's dataset could be worth up to $15,000 based on a 50% increase in value upon reaching critical mass in certain cohorts *(e.g. in a disease or medication subgroup that's in high demand).*

Paying users to adopt will help us reach critical mass early

Beta users will be paid $275-$400 in cash just for signing up and contributing data



Demographics
HSA
Open / Transfer HSA
$275
Signup Bonus
Purchases
Use BetterHSA Card
$50*
Incentive Payment
Medications
Track a Prescription
$50*
Incentive Payment
Health Conditions
Answer a Question
$25*
Incentive Payment

**Estimates based on a fully subscribed Reg. CF Offering*

Why Health Savings Accounts?



Four Tax Advantages of HSA's
100%
100% deductible contributions up to a legally mandated maximum amount
Money withdrawn for medical spending never falls under taxable income
TAX FREE

- **We believe the HSA market is experiencing rapid growth among consumers who are concerned about the rising cost of healthcare.**
- With $42.7B in assets currently held in HSA accounts, and year-over-year asset growth of 23%, financial institutions* are becoming

increasingly interested in tapping into this market.

- **Betterpath has signed an MOU with Prime Trust, LLC (an FDIC-insured national trust company) to be the initial custodian for BetterHSA funds and accounts.*



Tax deferred interest earnings
Tax free interest earnings, if money is spent on health care costs

Due to their unique tax advantages, HSAs are now being looked at as "the retirement account of the future"

40% of US adults (~100M people) may qualify for an HSA, yet only 21M people use them

source | source



401(k) / 403(b) / Traditional IRA
tax free
tax-free growth
taxed
Roth 401(k) / Roth IRA
taxed
tax-free growth
tax free

HSAs provide better tax advantages than traditional 401(k) and Roth IRA retirement accounts

Health Savings Account
tax free
tax-free growth
tax free

Betterpath will close the HSA adoption gap:

1. By targeting financially under-saved High-deductible Health Plan holders like Millennials
2. By targeting medically over-burdened populations like chronic disease patients, their families and caregivers

---

BetterHSA Features

The features of the BetterHSA provide a user experience similar to that of a mobile banking app.
As users become familiar with managing their health-related finances through this tool,
Betterpath presents opportunities for them to monetize their data.
By positioning BetterHSA as a financial tool, Betterpath reduces consumer resistance to sharing health data





BetterHSA
Jane Smith
Account Summary
See More
$5,120
$1,350 On Deposit
$535 Earned
$300 Spent
Transactions
See More
GE100 TEST STRIPS 25 COUNT
MARCH 28, 2018 - Claim Approved
- $9.99
Deposit
MARCH 28, 2018
+ $110.00

BetterHSA
100 MOST POPULAR PRODUCTS
Trending Products
See More
Health Services
New Arrivals
Data Score

Health Savings Account

With our BetterHSA, you can seamlessly access your transaction history and track your purchases. The financial view shows deposits, withdrawals, and earnings in one simple interface. An image capture tool helps users track any HSA expenditures (required for tax purposes), as well as prescriptions. Additionally, by partnering with FDIC-insured financial custodians, BetterHSA will provide users with investment options similar to traditional HSAs.

Anticipated release: September 2018
Computer-generated picture - Final product may vary

Marketplace

Track your prescriptions and gain access to discounts and support programs through our Rx Marketplace. Upcoming API integrations with other online platforms for health services, including pharmacy and telemedicine, allow users to coordinate and track healthcare activities from across the continuum of care.

Anticipated release: October 2018
Computer-generated picture - Final product may vary


BetterHSA
Jammie
BetterHSA Advisor
Hi, Jane! Welcome to Empower!
Hi Jammie!
Delivered
I just need to collect some information on your health goals, so our tool can come up with the best product and service recommendations for you.
Do you have any current health-related issues?
Type a message here
My Account
Add Products
Empower
Messages
Search

Empower

"Learn more about your options while improving the value of your data." Concierge support tool provides users with access to a live person for help with self-directed investments and HSA transfers. Upcoming chat-bot integrations allows users to seek answers to health-related questions privately and creates a compelling user experience. This makes it easier to fill data gaps and improve the value of user's data asset.

Anticipated release: October 2018
Computer-generated picture - Final product may vary


BetterHSA
LEARN
EARN
910
Your data score is great!
Research
520
Sponsorship Programs
350
Advertising
40
Your data score is the combination of the amount of data you generate through purchases multiplied by whether or not you choose to contribute your data for research, sponsorship programs, and advertising. You can update your settings here.

Data Score

Provides a data completeness "score" (like a credit score) that ranks the fair market value of a user's data based on their Opt-Ins. This unlocks an enormous opportunity for both Betterpath and its users to realize accretive financial gain, and sets the stage for our self-sovereign data marketplace: the Consumer-directed Exchange.

Anticipated release: December 2018
Computer-generated picture - Final product may vary


By sharing your health data, you're helping save for retirement
BetterHSA

Betterpath's Business is "Data Arbitrage"



Collection	Storage	Interoperability
Since data lives everywhere, Betterpath will maintain an Open API that allows data from apps, wearables, and web portals to be ingested and added to the data collected through BetterHSA.	*Where possible, Betterpath will rely on data storage capabilities currently available on most mobile device platforms, and create a "Personal Grid" approach that drastically reduces risk of large-scale breach.*	*Interoperability is solved through a network of APIs that allow Betterpath to transform health data into a concept-based language, available open-source through the National Libraries of Medicine (UMLS CUIs).*

Users Control Every Aspect of How Their Data is Monetized



(((•))) "Pay me to receive **Messages** and take **Surveys**"

"Pay me for access to my **Comprehensive Data**"

"Pay me to be contacted for **Research** opportunities"

By opting-in to opportunities like receiving targeted advertisements, fulfilling sponsored surveys, and learning about research studies, users will have full control over how their data is monetized. Betterpath users will receive monetization opportunities based on the marketplace demand for their data (typically disease-state based), meaning that **users with chronic diseases where competing therapies are available will benefit from the more lucrative monetization opportunities.**

Our Cooperative Data Broker Model taps into Big Markets

User Opt-in Level (Ascending in Value)	REVENUE SOURCE	CUSTOMERS	MARKET SIZE	WHY BP IS BETTER
"Pay me to receive messages and take surveys"	Sponsored Messages + Survey Delivery	Retail/OTC Pharmacy Pharma (Marketing) Health Insurer	$2.5B	Map healthcare spending to health characteristics for product targeting
"Pay me for access to my comprehensive data"	Comprehensive Data Access	*(all the above)* Pharma (Clinical) Health Systems	$5B	Fully characterized user datasets = higher value than traditionally available data
"Contact me for research opportunities"	Research Qualification + Engagement	*(all the above)* Public Health	$2B	Ongoing supply of potential candidates to fill unmet need in clinical trial recruitment and public health research initiatives

Sources: Sponsored Messages + Survey Delivery Market Size | Comprehensive Data Access Market Size | Research Qualification Market Size

Unlike traditional data brokers, who transact billions each year selling access to data without sharing profits, Betterpath will pay cash ($USD) to its users. We plan to utilize blockchain technology and advanced cryptographic security technologies to help users set and track the data use, disclosure, and access of health information, ensuring consumers are always in control and properly compensated when they authorize their health data assets to be monetized.

How Each Revenue Source Works

Sponsored Messages + Survey Delivery

Currently, Pharma and Biotech companies purchase advertising space across a variety of web and mobile publishers to deliver messages and collect insights about their target audience.

From new patient acquisition to fostering medication compliance, drug makers spend billions to promote and educate their intended audiences about their products, but current targeting is mostly content-based and does not ensure message delivery to the intended target.


SIGNS
WebMD
Myths About Constipation
SIGNS

Example of content-targeted ads on WebMD.com

BetterHSA will go beyond current healthcare media options and provide a hyper-targeted distribution mechanism for these messages and programs compared to the content-based targeting that currently drives billions of dollars in healthcare advertising spending.

- Surveys and messages will be delivered directly to the in-app Inbox and are designed to be as relevant as possible to ensure users are not overburdened.
- Financial incentives will manifest in the BetterHSA directly, or can be realized within the Marketplace where the user will simply benefit from the discounted price of each product offered in the BetterHSA marketplace.
- Drug makers will pay Betterpath to identify qualifying targets and communicate targeted program messages. Tracking post communication impact will be done through the BetterHSA, providing advertisers a trackable ROI and re-targeting opportunity.

Comprehensive Dataset Access

CURRENT REALITY


YOU
Receives $0.00
1
2 Data Points
Pharmacy
Receives $2,000 for Dataset Sale
$
2
x1000 users
Data Broker
Receives $13,000 for Dataset Sale
$
3
2000 Point Dataset
Drug Maker
Pays $15,000* for Dataset Access

Current Dataset Access Example: (1) When you fill a prescription, the pharmacy collects two data points. (2) The data broker purchases and aggregates these data points from multiple pharmacies, getting Rx type and location on 1000 users at an estimated price of $2.00/user*. (3) Drug maker purchases access to this 2000 point dataset at an estimated price of $7.50/data point*. Even though you are the rightful owner of that data, you don't see a penny.

BETTERPATH MODEL

Betterpath Dataset Access Example: (1) BetterHSA captures 4 additional data points during the user registration process. (2) Betterpath plays the role of data broker, aggregating 6 data points from 1000 BetterHSA users. (3) Drug makers purchase access to this 6000 point data set at the same price per data point. Betterpath keeps 10% for operational overhead, then splits the remaining profits among the BetterHSA users who contributed to the data set sale.

**This hypothetical example illustrates the data transaction process. Price estimates provided are based off Betterpath's real-world experience in working with drug makers and data brokers.*

By capturing more data on each user, Betterpath can offer drug makers a more comprehensive view of the same population, increasing the

market value of a dataset sale dramatically. This allows Betterpath to share profits with our users while still capturing higher revenues than typical data brokers. Since this data can be sold repeatedly to multiple buyers, Betterpath and BetterHSA users jointly create a "Data-as-a-Service" or DaaS product offering to an industry that is already paying billions each year for data that is fragmented and limited.

Research Qualification

Currently, we believe the ability for Pharma and Biotech to identify eligible candidates for clinical trials is greatly limited by several factors, including insufficient access to the data required to determine whether a person meets inclusion and exclusion criteria for the trial, and continued reliance on resource-intensive methods to inform potential candidates of trial opportunities.

These factors are the main reason why up to **29% of clinical trial budgets are dedicated to recruiting participants, with the average cost to enroll a single participant exceeding $30,000**.

BetterHSA serves as a hub for research organizations to address both of these barriers by providing access to the data required to determine inclusion and exclusion, and maintaining direct contact with users who have opted to be contacted for research opportunities.

By using patent-pending data extraction and transformation technologies designed explicitly to identify highly detailed criteria from within a user's medical records, Betterpath can drastically reduce the average cost of enrollment and provide research organizations with an ongoing supply of trial candidates.

Cashflow Projections and Commercial Revenue Assumptions



Total Revenues
Total Users
Cashflow
$6,000,000.00
$4,000,000.00
$2,000,000.00
$0.00
-$2,000,000.00
100000
75000
50000
25000
0
Users
4/18
6/18
8/18
10/18
12/18
2/19
4/19
6/19
8/19
10/19
12/19
2/20
4/20
6/20
8/20
10/20
12/20

	Date	September 2019	March 2019	September 2019	March 2020	Total Commercial Contracts
	# of BetterHSA Users	500	7500	15000	30000	
	Sponsored Messages + Survey Delivery	$235.00	$5,100	$21,000	$70,700	18
	Comprehensive Dataset Access	-	$75,250	$175,000	$590,166	12
	Research Qualification	-	$36,000	$147,000	$395,754	10
	Total Revenues per Month	$235.00	$116,350	$343,000	$1,056,620	40 Contracts in 3 Rev Streams Annual Revenues = $12.6M by March 2020

March 2020 Milestones

COMMERCIAL MILESTONES

- > 30,000 users
- > 20 commercial contracts
- > $12,000,000 recurring revenue (ARR)
- > $5,000,000 in profit-sharing to users

DATA MILESTONES

- > 2.5M Data Points in Commercial Dataset
- > 100 Data Points per User
- > 3 Disease-specific Data Cohorts

ENGINEERING MILESTONES

- Blockchain permissioning system
- Cryptographically secure ecosystem
- Mobile data extraction, transformation, and loading (ETL)

BetterHSA Channel Partners will help us scale user adoption



Go-to-Market
Specialty pharmacy
Strategic partners
Community Bank
Trust Company
Channel Expansion
Small businesses
Benefits Admin (TPA)
Advocacy Orgs
BetterHSA Scaling
National banks
Self-insured corporations
Boutique insurers
Advocacy Orgs
Network Activation
Governments
Integrated health systems
Value-based care organizations

Partnership Strategy

To market the unique value proposition of the BetterHSA, Betterpath plans to engage

Partnership Timeline

2018

To market the unique value proposition of the BetterHSA, Betterpath plans to engage Channel Partners who are interested in expanding their current customer base, strengthening relationships with existing customers, and generating passive revenue.

Channel Partners will include financial institutions, health and wellness organizations, non-profits, and employer-facing services companies (such as third-party benefits administrators).

Additionally, Betterpath is already discussing Marketplace Partnerships with several consumer-facing organizations that sell health and wellness products, setting the foundation for a robust in-app Marketplace that provides users with discounts on relevant HSA-covered items.

2018

- Prime Trust (an FDIC-insured trust company) signed MOU to become BetterHSA's initial financial custodian
- Initiated discussions with mid-size Community Bank to offer BetterHSA to their 100,000+ customers

2019

- Partner with Patient Advocacy groups within disease verticals where data is in greatest demand (oncology & autoimmune diseases) *(Anticipated)*
- Scale user acquisition through partnerships with Third-party Benefits Administrators *(Anticipated)*

2020

- Expand partnerships to include large Commercial Bank in nationally co-branded or joint venture offering *(Anticipated)*

Key Achievements to Date









IHSM Patent (2012)

"Integrated Healthcare Systems and Methods" (US Patent 9,202,066) is our evidence-based medicine protocol that determines optimal treatment pathways in all diseases through long-term comparative cost analysis.

Big Data Tests (2015)

Tested assumptions around structured EHR and Insurance data with 3.5M+ patient records. Found that pervasive inaccuracy and lack of detail rendered these datasets unusable for clinical outcomes research.

Recap PHR (2016)

Our first product, the Betterpath Recap, is a comprehensive personal health record designed to give chronic disease patients control of their entire medical history. The Recap was in-market from 2013-2016 (350 users). Check out the demo here.

UMLS Data ETL (2017)

Our unique utilization of the NLM's Unified Medical Language System (UMLS®) creates an Extract-Transform-Load (ETL) approach that refines all formats of health data into a cohesive, interoperable language. Check out the demo here.

What's the Endgame?



Still YOUR DATA
Still YOUR DATA
Still YOUR DATA
YOUR DATA
Still YOUR DATA
Still YOUR DATA
Still YOUR DATA

By paying consumers each time their health data is accessed and used, Betterpath seeks to motivate consumers to take control of their health data as a valuable asset, building a Network that uniquely aligns all health system stakeholders through easier access to more comprehensive information.

In the Network, earning potential for the consumer will grow in accordance with both the volume of their data contributions, and with the level of data access authorized for monetization opportunities. Because all data is controlled by each individual contributor, Users who authorize greater access to more data are rewarded more generously.

The Network will build the foundation for a **new cooperative economy based on the collective social utility of comprehensive information.** In a cooperative, nobody wins unless everybody wins - Betterpath is committed to this vision.

Our Network is a Consumer-directed Exchange (CDX)



Betterpath
EMPOWER™
HISTORICAL RECORD INPUT
Direct Pre-Tax Withdrawal
Commercial Data Sales


HSA
HSA†
Sponsored Messages
Research Engagements
NON-MARKETPLACE Transaction**
HSA DEPOSITS
HSA EXPENDITURES
FREE ACCESS
Academic & Non-Profit Researchers
PAID ACCESS
Pharma, Biotech, Researchers
Betterpath PREQUALIFY™
Future dApps & Products
HEALTH DATA
(Consumer-directed Exchange)
MARKETPLACE Transaction**
HSA-INTEGRATED MARKETPLACE
Rx (pharmacy & specialty)
OTC (pharmacy, holistic, etc.)
Provider
Labs & testing
**Each transaction flows secure data into Consumer-directed Exchange. †HSA collects pre-tax deposits & profit sharing from data sales

The creation of a CDX based upon a fair exchange of value between consumers and industry is the most critical step toward developing an agnostic database that benefits all healthcare stakeholders, starting with the user.

The CDX functions as a decentralized data bank, while a platform of patented data capture and refinement technologies serve as a clearinghouse, standardizing low-value, unstructured data into actionable, high-value datasets.

As the digital asset marketplace continues to evolve, Betterpath's CDX could create the opportunity to pilot the first cryptocurrency that's backed by the monetary value of personal data. **While we don't know what the future holds, we're beyond excited by the prospect that one day, Betterpath will enable people to pay for everyday items with their data.**

Who We Are is How We're Different



- Betterpath's goal of complete, consumer-owned health data has rallied some of the industry's leading experts from the highest levels of academia, government and the private sector.
- Many have spent the majority of their careers in pursuit of this elusive goal, and collectively bring more than a century of relevant experience in consumer technology, executive leadership, healthcare informatics and data interoperability.
- Now, with the combined wisdom and insights of a highly accomplished interdisciplinary team, Betterpath is uniquely positioned to execute on this vision and finally bring a consumer-centric, data-driven health system to bear.

Wisdom is our "key differentiator"

December 2012
IHSM Patent
Betterpath's first patent: Integrated Healthcare Systems and Methods (US 9,202,066). Evidence-based treatment analysis enabled through a secure decentralized network

December 2013

Initial Fundraising

July 2014
Big Data Comes Up Small
3.5 million health records from Geisinger Health System and the State of Colorado provide Betterpath with critically important insights that allow the Platform to begin to "learn"

January 2015
IRB Approval
Validated our data methodologies for FDA-regulated research, approved by Western Institutional

September 2015
Commercial Contracts
Betterpath signs several deals to host rare disease Registries demonstarting the flexability of the Platform

April 2016
Betterpath Tech (BPTC) Licenses Betterpath's IP
The Founders, joined by several investors

December 2017
Betterpath becomes DRDI, Inc in preparation for merger
DRDI merges with BPTC and reclaims the original name; Betterpath, Inc.

July 2018
Reg CF Launch on StartEngine!
Betterpath launches a small OPO on the StartEngine Platform as it debuts it's

September 2018
500 BetterHSA Users! (anticipated)
Prove ability to move capital through HSA accounts + Reward users to motivate data contributions

October 2018
Commercial Pilots (anticipated)
Pilots with drug makers begin for

November 2018
Reg. A+ TSO (anticipated)
Issuance of up to 1.5B Tokens (Symbol: CDX) as registered Securities using REG A+ of the JOBS Act

Fall of 2019
Self-sustaining Growth (anticipated)
BP's data volume begins to expand in

Raised ~$9M from 2013-2015 to develop and deploy our Personal Health Record (PHR) product - The Recap - to 350 chronic disease patients	Review Board (WIRB) under Protocol #20151616.	license Betterpath's IP to BPTC for cash + equity	commercial strategy to the public	Sponsored Messages + Comprehensive Data Access. Frequency and amount of payments to BetterHSA holders is anticipated to rise	size and depth. Revenues per new user begin to exceed costs.

In the Press



HEALTH-WEALTH
DR. JOSH LUKE



OUR BODIES, OUR DATA
ADAM TANNER

SHOW MORE

Meet Our Team



Gary Sinderbrand

Co-Founder, Executive Chairman

In 2003, Gary and his wife Lanie received a phone call from a physician in Evanston, Illinois that would permanently alter the arc of their lives. For the prior 20+ years, Gary had enjoyed a highly successful career as a Financial Advisor having been hired by Merrill Lynch in 1980. Never one to easily accept "conventional wisdom" he largely eschewed Wall Street's transaction based approach when serving customers and instead focused on listening to his client's hopes and fears as it related their investments. His success became predicated on 3 factors; Listening, Understanding his client's needs and Implementing a plan that would allow his clients the highest chance of success while taking the lowest risk possible. His business grew so rapidly that he was asked to share his methods with thousands of other Merrill Lynch Advisors and over the ensuing 15 years trained over 12,000 people while still maintaining his "day job" overseeing his own book of clients. He attributes his professional success to being completely secure in what he does not know. Solving other people's problems became second nature as time after time, the solutions would become self-evident as hidden facts revealed themselves. When the Dr. at Northwestern called to inform them that "Your daughter has Crohn's disease. There is no cure and she will be on medication the rest of her life," Gary and his wife, Lanie were stunned and frightened beyond words. Sitting on the sidelines in the hope that somebody, somewhere would find a cure was



Matt Sinderbrand, MPH

Co-Founder, CEO

"I'm fascinated by 'knowledge'; where it comes from, how it evolves, and why as a society we sometimes choose to accept what's 'known' in the face of so many unknowns. The power of knowledge is only as strong as the information used to support it. Our current inability to capture and structure complete health data inherently weakens the strength of the information used to support our knowledge of medicine. When medical knowledge comes from weak information, everyone loses. Betterpath is dedicated to fixing this issue by motivating people to take responsibility for their data because it's the only way to create stronger, more complete information. It just so happens that this 'ethical imperative' to give people ownership of their data is the first step toward realigning the entire health system for everyone's benefit!" Matt's passion for solving the incomplete data problem is not simply a professional endeavor but also a personal one. Nearly a decade ago Matt's sister was diagnosed with a chronic disease that left their family paralyzed due to a "throw it against the wall and see what sticks" treatment strategy. Experiencing the antithesis of data-driven medicine first-hand has catalyzed Matt as a champion of "what's possible" in healthcare. During the past 7 years, Matt has explored all avenues that relate to the coordination and application of health data to benefit patients and the myriad of stakeholders that currently suffer from insufficient data access. This relentless focus on a

not in his nature so Gary jumped into the fight and in 2004 was appointed to the National Board of the Crohn's and Colitis Foundation. Shortly thereafter, he was nominated to serve as Chair-elect and became Chairman in 2008. After 8 years on the CCFA Board, Gary realized that there were vast untapped resources that could be brought to bare on solving some of the most difficult issues in treating Crohn's as well as the 100+ other autoimmune disorders that impact millions of people every day. His idea to use a patient's health data in conjunction with their cost of treatment was patented in 2012 and Betterpath was born. Gary departed Betterpath in the summer of 2015 to return to his original career as a Financial Advisor. In 2016, he led a group of Investors in reacquiring the Company. Following the merger in 2017, Gary became Executive-Chairman of Betterpath, Inc. and now devotes 100% of his time to Betterpath

singular vision provides Matt with an often unseen perspective of the healthcare system, given his intimacy with the mechanics of so many disconnected health systems. Matt's passion for solving the incomplete data problem has helped him build a team of true industry leaders similarly dedicated to unlocking the value of data through consumer-controlled health records. This ability to rally people to the Company's mission, along with his depth of knowledge in data interoperability, information privacy and business, make Matt the clear choice to lead Betterpath during it's upcoming season of growth. Matt's involvement with Betterpath has spanned a variety of roles since 2012 including Compliance Officer, Data Scientist and Head of Business Development (2015). 2016: joined Betterpath Technologies Corp (BPTC) as Director of Business Development 2017: became CEO after successful merger between Betterpath, Inc and BPTC 2018: Full-time role as CEO of Betterpath, Inc.





Matt Goff

Commercial Lead

Prior to joining Betterpath, Matt spent the last decade in Executive roles at a pharma-focused digital ad agency. His ability to dissect complex consumer behaviors led him to champion Health Savings Accounts as the key connective tissue to align Betterpath's technical capabilities with a compelling user adoption strategy. He is an innovation champion, biotech futurist, and customer experience expert demonstrated partnership capabilities in healthcare communications. Over the course of his career, Matt has worked at the highest levels of the pharma and biotech industries, and has built a deep network of decision-makers that will become Betterpath's initial customer base for data sales. This proven track record in developing relationships is greatly complemented by his expertise in emerging media, monetization partnerships, analytics integration and lifecycle modeling. Matt brings a necessary pragmatism to the Betterpath team as our resident biotech and pharmaceutical industry expert.





Brad Tritle, CIPP

Operational Lead

"Finally establishing a true longitudinal health record, under the control of the consumer, has been a passion of mine since late 2006. Betterpath has identified the main barrier to this and created a truly compelling model that could potentially alter the arc of uncontrolled healthcare spending, and provide consumers with complete control of their data. After pursuing this elusive goal over the last decade, it's safe to say that if we can get this done, I'll die a happy man." Prior to joining Betterpath, Brad was President and CEO for Vitaphone e-health Solutions in the Americas: a mobile, digital health, telemedicine and patient engagement firm. Mr. Tritle has chaired both the HIMSS Patient Generated Health Data and Healthcare Social Media Task Forces, and is a co-author of the HIMSS best-selling book "Engage! Transforming Healthcare through Digital Patient Engagement". He was the founding executive director of Arizona Health-e Connection, a statewide health information exchange (HIE). He also served as CEO of eHealthTrust and eHealth Nexus: one of the nation's first Health Record Banks. Brad is a Certified Information Privacy Professional (CIPP) and recently became an Investment Advisor after passing the Series 79 exam.





Mark Tuttle, FACMI

Data Science Lead

Mark applies more than 40 years of experience as a senior data scientist and healthcare interoperability consultant to Betterpath's goal of unlocking the value in health records. As Betterpath's resident data maverick, Mark provides invaluable insight into past and current initiatives to improve health data, guiding our efforts toward true data interoperability. He is best known for his work as the lead extramural architect of the National Library of Medicine (NLM) Unified Medical Language System (UMLS) Metathesaurus, where he worked with several Federal Agencies on the creation and use of standard vocabularies for healthcare and biomedical research. Previously, as VP of Strategy at Apelon, Mark leveraged his groundbreaking work with the UMLS into engagements with the National Cancer Institute, U.S. Dept. of Veterans Affairs, the DoD, DHHS, FDA, Kaiser Permanente Healthcare and several private companies. Many of the terminology standards he helped invent are now part of the new CMS Program called "Promoting Interoperability". Mark was elected as a Fellow of the American College of Medical Informatics (FACMI) in 1993, and is the author or co-author of over 100 publications.



Bill Yasnoff, MD, PhD, FACMI

Medical Director

Dr. Yasnoff is both a physician and PhD computer scientist trained in pattern recognition and image analysis. He is best known for his groundbreaking work leading to the President's creation of the Office of the National Coordinator for Health Information Technology (ONC-HIT) in 2004. His broad understanding of health care, computer science, and business, combined with his extensive experience working at the highest levels of leadership, intuitive understanding of the complex interrelationships among myriad aspects of a problem domain, intellectual force, and calming presence in high stress situations, has made him exceptionally effective in navigating a wide variety of organizations through seemingly impossible obstacles to a successful result. Dr. Yasnoff was appointed to the Institute of Medicine's Board on Population Health and Public Health Practice in 2013, has served as Adjunct Professor of Health Sciences Informatics at Johns Hopkins since 2003, and has been an Associate Editor of the Journal of Biomedical Informatics since 2000. He is the author of over 400 scientific publications and presentations, including the "Health Information Infrastructure" chapter in the widely used textbook Biomedical Informatics: Computer Applications in Healthcare and Medicine (2013), and Personal Health Records: The Essential Missing Element in 21st Century Healthcare (2009). He was elected as a Fellow of the American College of Medical Informatics in 1989. In 1980, he earned his PhD in Computer Science from Northwestern University and his MD in 1975 through Northwestern University's Honors Program in Medical Education.





Julia John

Project Management Lead

14+ years in management and operational roles in Healthcare Advertising; former VP at DDB Health;



Brandon Stiles

Technical Lead

Brandon's philosophical approach to software and product development stems from his original passion for



Steve Ryan

Product/UX Advisor

Director of Product at Sonobi; Former UX Instructor at General Assembly; Former Product Manager at Betterpath



Alexandra Sinderbrand

User Experience Advisor

Our inspiration; Marketing, UX and Product Development expert; Crohn's patient since 2003

Functional medicine advocate and yoga instructor



architecture, or as he calls it, "society's clothing". Aside from his unique combination of functional programming and blockchain proficiency, Brandon's pragmatic approach to product strategy makes him an invaluable member of the Betterpath team.

 







Parker Ferguson
Blockchain Advisor

VP of Technology + Product Development at Coindesk, subs. of Digital Currency Group (DCG); Former CTO at ACE Portal (NYSE)





John Casillas
Policy + Compliance Advisor

Executive Director, GlobalRise; Former World Bank Health IT Fellow; Former VP at HIMSS; Founder, Medical Banking Project





David Rosenberg
Director

David is a seasoned real estate attorney known for his business as well as legal acumen resulting in providing both business insight and highly effective legal advice. David has built a national reputation for representing institutional investors, fund of funds, real estate commingled fund sponsors, and real estate developers of all sizes, in connection with their fund raising activities and acquisition, disposition, and development of real estate assets. David holds a Juris Doctorate degree from the University of Pennsylvania Law School and a B.A., from the University of Pennsylvania, Wharton School of Business and Finance. Following Law School, he was admitted to the California Bar. He has been a Partner at Cox Castle & Nicholson LLP for over 15 years. David and his extended family have been major financial supporters of Betterpath since it's inception in 2012 David became a Director of Betterpath in December of 2017.



Buz Eizen
Director

For 40 years, scores of business owners, professionals, entrepreneurs, individuals and families with high net worths have looked to Bernard ("Buz") Eizen for advice on structuring their estates and assets so as to preserve wealth and minimize tax exposure. He is known as one of Philadelphia's leading estate and asset preservation planning, taxation and business law attorneys and has a national reputation for his outstanding legal work. He also serves as a member of the firm's Board of Directors.   Mr. Eizen holds the designation of Accredited Estate Planner (AEP) by the National Council of Estate Planning Councils. A CPA and a lawyer, Mr. Eizen served as President of the American Association of Attorney-Certified Public Accountants (AAA-CPA) and as a member of the Association's Executive Committee from 1999 through 2006. He has held all governing offices in the AAA-CPA, a professional organization that limits membership to individuals who are qualified as both attorneys and certified public accountants. He also served as its Education Chair. He is a lifetime member of its Board of Directors and has been elected a Regent of the American Academy of AAA-CPA. He has been a Partner at the Law Firm of Flaster Greenberg for over 5 years. Buz became a Director of Betterpath in December of 2017.





Sam Young
Director

Following his graduation from the University of Richmond in 1982, Sam made the decision to join the U.S Navy. Following his initial officer training, he was accepted into the Navy's Flight Training Program in Pensacola, Florida and subsequently earned his wings and the designation as a naval aviator. He served multiple deployments on several aircraft carriers and rose to the rank of Captain prior to retiring in 2013 from the U.S. Navy Reserve. Sam is the President owner of Tilton Fitness Management and through his partnership with the Hackensack Meridian Health System has devoted his considerable professional skills to "population health." He serves on a variety of Boards including Ocean First Bank and the Atlantic City Chamber of Commerce. He also serves as the Chairman of the Boys and Girls Club of Atlantic City. Sam has served as the CEO of Tilton Fitness Management for over 20 years.   Sam became a Director of Betterpath in March 2018





Offering Summary

Maximum 227,659 shares of 8% Series A Preferred Stock* ($1,069,997.30)

Maximum subject to adjustment for bonus shares. See 10% Bonus below

Minimum 2128 shares of 8% Series A Preferred Stock ($10,001.60)

Company	Betterpath, Inc.
Corporate Address	147 Front Street, Brooklyn, N.Y. 11201
Description of Business	Betterpath is a Personal Data Broker that shares profits with users who opt to collect and monetize their health data through our Consumer-directed Exchange Data Brokerage Platform ("CDX Network"). Health data assets increase in value as they become more complete, providing incentive for the user to continuously contribute more data. This enables a market for comprehensive health data that can generate robust and consistent revenues for our users, our investors, and our mission.
Type of Security Offered	8% Series A Preferred Stock + CDX Tokens
Purchase Price of Security Offered	$4.70/share of Series A Preferred Stock
Minimum Investment Amount (per investor)	$470 (100 shares)

Perks*

CDX Tokens (CDXT)

The Offering includes 20 CDXT for every $1 invested. ($0.050 / CDXT)

Our anticipated Reg A+ round will authorize 1,500,000,000 CDXT and offer up to 1,050,000,000 CDXT for public sale at $0.050 / CDXT.

Betterpath anticipates that successful rollout of the BetterHSA will create an increasingly valuable network of health data owners and buyers. This network is called the Consumer-directed Exchange (CDX).

CDX Tokens

Description: The Consumer-directed Exchange Token ("CDX Token" or "CDXT") will represent a secured interest (like a share of stock) in the profits generated by the Company. Each Token will be backed by 50% of the Company's profits, held as USD deposits in the CDX Token Trust Account ("CDX Trust"). The net asset value or NAV of each Token shall be determined by dividing the total CDX Trust balance by the number of CDX Tokens outstanding. CDX Tokens will initially be issued on the ERC20 blockchain. See Offering Document for the full set of terms.

- **Initial Blockchain:** ERC20
- **Anticipated Migration to Alternative Blockchain:** Cardano
- **Expected Network Launch date:** End of 2019
- **Total amount of Tokens authorized for creation:** 1,500,000,000
- **Amount of Tokens issued as Perks in Reg CF Round (max):** 20,140,000
- **Will they be listed on Exchanges? if so, which:** The Company anticipates listing the Tokens on an ATS such as TZero

Material Terms:

- **Voting Rights:** None

- **Restrictions on Transfer:** 1 year from closing of Offering or at anytime should a market emerge on any registered exchange or ATS Platform such as TZero. In addition, the Company will notify all Public CDXT holders in the 13th month following the closing of the Reg A+ round of the NAV of each Token (should one exist) and allow holders to redeem their CDXT for an amount equal to the most recently published NAV through the CDX Trust.

- **Dividends/Distributions:** Each CDXT will be backed by USD deposits held in the CDX Token Trust Account. The Trust account will be funded with the greater of 20% of the Company's revenue or 50% of the Company's profits. Deposits to the CDXT-Trust will be made at least annually in each year where the company earns a profit. If no profits are declared for 12 months following the closing of our anticipated Reg A+ Token Offering, the Company will contribute either 20% of its revenue or 50% of profits, whichever is greater to the Trust, at least annually. The net asset value or NAV of each Token shall be determined by dividing the total Trust balance by the number of Tokens outstanding.

  - **Redemption Rights:** The Company will offer public Token holders the ability to redeem their Tokens at any time at the most recently published NAV. Redeemed Tokens will be considered "burned" and reduce the outstanding float. This "reverse dilution" will inure to the benefit of the remaining Token Holders as there will be a smaller denominator (less outstanding Tokens) if additional funds are added to the Trust. We believe this structure offers characteristics that are both desirable and unique.

- **Computation of Profits:** The Company will calculate its profit by the amount that total revenue from all activities exceeds the expenses, costs and taxes needed to sustain and grow Betterpath's business. Any profit that is declared will be split evenly between the Company and the CDX Trust.

  - It is in the best interest of all Company stakeholders to establish this sharing arrangement as soon as possible even if the Company has yet to declare a profit. As such, the Company will begin contributing 20% of its Operating Revenue, at least annually, beginning in the 13th month after the close of the A+ round. This amount will be calculated by deducting expenses associated with data acquisition (COGS) and SG&A expenses. The resulting number will be multiplied by 20% and paid to the CDX Trust. If the Company declares a profit at the end of its fiscal year that would have resulted in an amount greater than the previously contributed amount, an additional payment will be made to the CDX Trust.

Allocations

Allocations	%	Hard Cap	Soft Cap	Notes (additional information available in the Terms section)
Public Sale	66.67%	1,000,000,000	105,000,000	Immediately vested in the CDX Token Trust
Reg CF. Perks	1.34%	20,140,000	20,140,000	20:1 CDXT match for every $1 invested
CDXT-Trust Reserve	16.09%	241,349,930	15,750,000	Available for purchase from the Token Trust by the Company at the greater of published NAV or $.05/CDXT
Team Token Incentive Plan	15.90%	238,500,000	2,362,500	Team TIP will function like an equity incentive plan with amounts and vesting schedules set by the Company Directors
Totals	100.00%	1,499,989,930	123,112,500	

Public Investors: CDXT purchased during the offering shall not have any transfer restrictions and may be offered for redemption at the NAV published by the CDX Trust or sold in the secondary market assuming such a market is available. The Company makes no guarantee that either a published NAV or a secondary market will be available and investors should be guided accordingly.

Rights: All Tokens acquired as a perk in the REG CF Round shall have the same terms as those offered to the public in the anticipated TSO-Reg A+ round

CDX Trust Reserve: These Tokens will be held by the Trust as part of the total authorized by the Terms of the offering. They will be for sale continuously to the Company only, at a price that will be the greater of $.05 or the most recently published NAV. The purpose of the Reserve is to offer CDXT to our Data Contributors as an alternative to a cash payment. An example of this follows:

BetterHSA User earns $350 for establishing account and is offered the choice between USD or an equivalent amount of CDXT. We anticipate the process for compensating in CDXT will be:

- The Company transfers $350 USD to the CDX Trust Account
- Assuming no published NAV, the USD amount will be divided by the public sale price of $.05/CDXT.
- 7000 CDXT will be added to the User's BetterHSA Account

Even though the number of outstanding CDXT will rise, no dilution will occur since there will be an equivalent amount of USD added to the Trust.

The Company believes that allowing BetterHSA Users the option of receiving their compensation in CDXT could accelerate consumer adoption of the BetterHSA Platform and stimulate broader data contributions at the individual level.

Since the CDXT NAV and secondary market values will be driven by ongoing data contributions which lead to increased sales, we believe that BetterHSA Users will come to realize that unlocking the latent value in their healthcare data can result in financial gain that can be spent currently or held as a longer term investment.

Team Token Incentive Plan: These Tokens will follow the same guidelines as the Company's Equity Incentive Plan and be used as incentives to reward current Team Members and outside advisors or contractors. Tokens granted under the plan will vest immediately upon the grant date but will not have the ability to redeem through the NAV provisions of the CDXT Trust for a period of 24 months following the initial declaration of the CDXT NAV. This will prevent the possibility of the NAV being immediately diluted by the addition of the "TIP" generated Tokens. Holders of these Tokens will have no restrictions should they choose to liquidate their Tokens on a registered exchange. The Company will place restrictions of 24 months as described above on each Token that comes from the plan which any potential buyer will be subject to.

The Terms of our CDXT offering have not yet been authorized by the Board. It is the Company's intent to authorize the CDXT offering as described above, at our next Board meeting.

The Company currently does not have a functional distributed ledger based business model nor a blockchain based token and there is no guarantee that such will be developed in the future. The promise of future tokens is contingent upon the successful development of such items. There is no guarantee that successful development will ever occur. The right to receive future tokens and the offering of future tokens is being offered as part of this offering exempt from registration under Regulation CF.

Tax Advisory: Investors should consult their tax advisors with respect to the tax basis for each of the 8% Series A Preferred Stock and the CDX Tokens, since they will trade independently.

Jurisdictions:

 No Investor who (i) resides, (ii) is located, (iii) has a place of business, or (iv) is conducting business (any of which makes the Investor a "Resident") in the state of New York will be accepted in this offering.

All perks and tokens will be delivered after the campaign is completed, and upon availability of the Tokens.

The 10% Bonus for StartEngine Shareholders

Betterpath will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with ≥ $1,000 invested in the StartEngine Reg A+ campaign) within 24 hours of this offering going live.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% bonus on this offering within a 24-hour window of their campaign launch date. This means you will receive a bonus for any shares you purchase. For example, if you buy 100 shares of 8% Series A Preferred Stock at $4.70 / share, you will receive 10 bonus shares of 8% Series A Preferred Stock , meaning you'll own 110 shares for $470.   Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

Form C Filings

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Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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VIDEO TRANSCRIPT (Exhibit D)

I'm Gary Sinderbrand I'm the founder of better path well I certainly didn't think of it as a founding founders moment if you will when my daughter Alexander was diagnosed with Crohn's disease in 2003 as a father a very little knowledge of what was going on other than the fact that my child was sick and you're only as happy as your least happy child and my child was unhappy since she wasn't given the right treatment at the right time she went through a horrible two or three year period ended up having emergency surgery and essentially almost having her life altered in a very negative way for good where realistically in retrospect she should have been operated on the day she was diagnosed but the data didn't exist and that finally sparked the idea for better path so the first time I heard about better path was early to mid 2017 and I think it occurred by just an interaction onLinkedIn and then there a connection was made between me and Matt Sinderbrand and then I looked at what he was doing and he obviously looked a little bit of what I had done and I said do you realize I've devoted a tremendous amount of my career to trying to solve the problem that you're currently working on and that then spawned the discussion and a lot of other exciting things that occurred after I met sender brand I'm the CEO of better path and I've been working for seven years to build comprehensive health information the system changes when you have comprehensive information because doctors are actually able to practice medicine when you're doing a book report and you can only read 20 out of a hundred pages are you gonna get a good grade probably not we are asking doctors and the system they know itself to draw conclusions based on 20% of the actual story so when you have the hundred pages of that hundred page book laid out in plain English the ability to render that information into actionable data is much more readily available so what are the barriers to having large-scale electronic patient information well today while most providers have adopted electronic health records they're still in silos we've essentially electronic ID our paper silos and in fact no patient today is guaranteed that all their records from all sources will be available for their care regardless of where they get it and the problem is there hasn't been any institution that's been responsible for making sure that patient records are available and there haven't been incentives for providers to create systems where comprehensive records are available one of the positive developments is that as we move from our fee-for-service system where we're just paying for every procedure to a pay-for value system where it's the outcome of treatment that counts the value of comprehensive records becomes greater and so the financial incentives are changing and I think that barrier at least is beginning to come down so if I were to think about the efforts that have been made so far and trying to engage individuals around their data it's it's been hit and miss in many ways the current efforts to provide individuals with access to the data is maybe the most prevalent there have been these meaningful use requirements for hospitals and for ambulatory providers physicians that if you use an electronic health record you need to give patients access to that and what has happened is this is resulted in patients who frequently have their data in say five different locations having to have us five different portals in order to try to assemble these right now it still been left up to the patient or the consumer to try to aggregate that data there have been other private sector approaches with theGoogle health or Microsoft health vault etc and these have failed and I think it's been because of their inability to truly engage patients the idea that they had was we're gonna engage patients solely on the basis of their data to more or less re categorize patients people as they are and not pigeonhole them into these subsets that basically skew our ability to measure and compare effectiveness of treatment that only happens when the consumer is in direct control of their of their information without that direct control there is no possible way to work around the regulations and the privacy and security concerns inherently involved in this organizational model the impact will be huge because the foreach individual problem the provider will be able to access previous results previous outcomes of similar patients who were on different modes of therapy and make totally informed up-to-the-minute recommendations about what you should receive based on the combined experience of all the patients who have been treated before you today such a thing is absolutely impossible blockchain represents a societal shift for redistributing value to network participants if you logged into Facebook and you realize that you got paid for your information peoples you know people would be very surprised and may be pleasantly delighted however the idea that you get paid for data that you contribute to a system is is really really new and not something that a lot of people have heard of and is almost you know crazy to think about because we've been you know so socially conditioned to just you know give up that information we spent a lot of time working on this problem it's an under appreciated as an under leveraged asset and an under monetized asset ironically pharmaceutical companies and search companies and advertising companies pay to get this information already but that pay never gets to the patient and better path is trying to create an ecosystem by which some of that money would flow back to the patient I would imagine that the market would be in the billions we see today that the data expenditures we're very very simple data is purchased by pharmaceutical companies by biotech companies is not as nearly as sophisticated as what we see in traditional tech companies the Google's the Facebook's of the world have far more complex data structures data supply chains if you will these are not present in the pharmaceutical space you know after you you you look at a problem for over a decade you start to wonder if anyone else sees what you see and the first thing that I experienced was an emotional relief when I saw the software platform that had been built by better path specifically because I said to myself I'm not the only one that has seen this problem it is so relieving that individuals that operate at a higher level outside of any of the healthcare silos have had an opportunity to attack this issue and it was comforting to begin to formulate a solution you first have to acknowledge there's a problem as we're seeing in the current Health System today this problem is widely acknowledged by the patients it's widely acknowledged by the doctors but it is not widely acknowledged by the individuals who are concerned with the bottom-line of an organization organizational change is hard nobody expects it to happen overnight our goal a better as the show that's simply having access to comprehensive data can liberate billions of dollars in lost value the healthcare system of the future treats the person it doesn't treat the condition the doctor themselves will become a proxy to an intelligent engine that more or less processes a person into a string of codes in this string of codes is not like the normative icd-9 or or structured vocabularies that we use today these strings of codes are at a discrete level and that means that they are individualized when you have discrete data you're able to actually describe a person right now we cannot describe a person through data the building data in that longitudinal sense is the only way to fast forward that timeline from the noise that we currently have to the wisdom that we seek

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

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Information Regarding Length of Time of Offering

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- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

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EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

State of Delaware
Secretary of State
Division of Corporations
Delivered 06:37 PM 07/08n016
FILED 06:37PM 07/08n016
SR 20164840278 - FileNumber 6076510

CERTIFICATE OF INCORPORATION

OF

BETTERPATH TECHNOLOGIES, INC.

Article l. NAME

The name of this corporation is Betterpath Technologies, Inc. (the **"Corporation").**

Article 2. REGISTERED OFFICE AND AGENT

The registered office of the Corporation shall be located at 1209 Orange Street in the City of Wilmington, County of New Castle, Delaware 19801-1120. The registered agent of the Corporation at such address shall be The Corporation Trust Company.

Article 3. PURPOSE AND POWERS

The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the. General Corporation Law of the State of Delaware (the **"Delaware General Corporation Law").** The Corporation shall have all power necessary or convenient o the conduct, promotion or attainment of such acts and activities.

Article 4. CAPITAL STOCK

4.1. Authorized Shares

The total number of shares of all classes of stock that the Corporation shall have the authority to issue is 1 0,000,000, of which 6,500,000 of such shares shall be Common Stock, all of one class, having a par value of $.00 I per share **("Common Stock"),** and 3,500,000 of such shares shall be Preferred Stock, having a par value of $;001 per share **("Preferred Stock").**

4.2. Common Stock

4.2.1. Relative Rights

The Common Stock shall be subject to all of the rights, privileges, preferences and priorities of the Preferred Stock as set forth in the certificate of designations filed to establish the respective series of Preferred Stock. Each share of Common Stock shall have the same relative rights as and be identical in all respects to all the other shares of Common Stock.

4.2.2. Dividends

Whenever there shall have been paid, or declared and set aside for payment, to the holders of shares of any class of stock having preference over the Common Stock as to the payment of dividends, the full amount of dividends and of sinking fund or retirement payments, if any. to which such holders are respectively entitled in preference to the Common Stock, then dividends may be paid on the Common Stock and on any class or series of stock entitled to participate therewith as to dividends, out of any assets legally available for the payment of dividends thereon, but only when and as declared by the Board of Directors of the Corporation.

4.2.3. Dissolution, Liquidation, Winding Up

In the event of any dissolution, liquidation, or winding up of the Corporation, whether voluntary or involuntary, the holders of the Common Stock, and holders of any class or series of stock entitled to participate therewith, in whole or in part, as to the distribution of assets in such event, shall become entitled to participate in the distribution of any assets of the Corporation remaining after the Corporation shall have paid, or provided for payment of, all debts and liabilities of the Corporation and after the Corporation shall have paid, or set aside for payment, to the holders of any class of stock having preference over the Common Stock in the event of dissolution, liquidation or winding up the full preferential amounts (if any) to which they are entitled.

4.2.4. Voting Rights

Each holder of shares of Common Stock shall be entitled to attend all special and annual meetings of the stockholders of the Corporation and, share for share and without regard to class, together with the holders of all other classes of stock entitled to attend such meetings and to vote (except any class or series of stock having special voting rights), to cast one vote for each outstanding share of Common Stock so held upon any matter or thing (including, without limitation, the election of one or more directors) properly considered and acted upon by the stockholders.

4.3. Preferred Stock

The Board of Directors is authorized, subject to limitations prescribed by the Delaware General Corporation Law and the provisions of this Certificate of incorporation, to provide, by resolution or resolutions from time to time and by filing a certificate of designations pursuant to the Delaware General Corporation Law, for the issuance of the shares of Preferred Stock in series, to establish from time to time the number of shares to be included in each such series, to fix the powers, designations, preferences and relative, participating, optional or other special rights of the shares of each such series and to fix the qualifications, limitations or restrictions thereof.

Article 5.   INCORPORATOR

The name and mailing address of the incorporator (the **"Incorporator"**) are William **R.** Roberts. 2060 Broadway. Suite 250, Boulder, Colorado 80302.

Article 6.   BOARD OF DIRECTORS

6.1. Number; Election

The number of directors of the Corporation shall be such number as from time to time shall be fixed by, or in the manner provided in, the bylaws of the Corporation. Unless and except to the extent that the bylaws of the Corporation shall otherwise require, the election of directors of the Corporation need not be by written ballot. Except as otherwise provided in this Certificate of Incorporation, each director of the Corporation shall be entitled to one vote per director on all matters voted or acted upon by the Board of Directors.

6.2. Management of Business and Affairs of the Corporation

The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors.

6.3. Limitation of Liability

No director of the Corporation shall be liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that this provision shall not eliminate or limit the liability of a director (a) for any breach of the director's duty of loyalty to the Corporation or its stockholders; (b) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (c) under Section 174 of the Delaware General Corporation Law; or (d) for any transaction from which the director derived an improper personal benefit. Any repeal or modification of this **Article 6.3** shall be prospective only and shall not adversely affect any right or protection of, or any limitation of the liability of, a director of the Corporation existing at, or arising out of facts or incidents occurring prior to, the effective date of such repeal or modification.

Article 7.   AMENDMENT OF BYLAWS

In furtherance and not in limitation of the powers conferred by the Delaware General Corporation Law, the Board of Directors of the Corporation is expressly authorized and empowered to adopt, amend and repeal the bylaws of the Corporation.

Article 8.   RESERVATION OF RIGHT TO AMEND CERTIFICATE OF INCORPORATION

The Corporation reserves the right at any time, and from time to time, to amend, alter, change, or repeal any provision contained in this Certificate of Incorporation, and other provisions authorized by the laws of the State of Delaware at the time in force may be added or inserted, in the manner now or hereafter prescribed by law; and all rights, preferences, and privileges of any nature conferred upon stockholders, directors, or any other persons by and pursuant to this Certificate of Incorporation in its present form or as hereafter amended are granted subject to the rights reserved in this **Article 8.**

* * * * *

IN WITNESS WHEREOF, the undersigned, being the Incorporator hereinabove named, for the purpose of forming a corporation pursuant to the Delaware General Corporation Law, hereby certifies that the facts hereinabove stated are truly set forth, and accordingly executes this Certificate of incorporation this 8th day of July, 2016.

William R. Roberts, Incorporator

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF MERGER, WHICH MERGES:

"DRDI, INC.", A DELAWARE CORPORATION,

WITH AND INTO "BETTERPATH TECHNOLOGIES, INC. " UNDER THE NAME OF "BETTERPATH, INC.", A CORPORATION ORGANIZED AND EXISTING UNDER THE LAWS OF THE STATE OF DELAWARE, AS RECEIVED AND FILED IN THIS OFFICE ON THE NINETEENTH DAY OF DECEMBER, A.D. 2017, AT 11:53 O`CLOCK A.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE NEW CASTLE COUNTY RECORDER OF DEEDS.



Jeffrey W. Bullock, Secretary of State

SECRETARY'S OFFICE 1793 DELAWARE 1855

6076510 8100M
SR# 20177655281

Authentication: 203799069
Date: 12-20-17

State of Delaware
Secretary of State
Division of Corporations
Delivered 11:53 AM 12/19/2017
FILED 11:53 AM 12/19/2017
SR 20177655281 - File Number 6076510

CERTIFICATE OF MERGER OF DRDI, INC.

WITH AND INTO

BETTERPATH TECHNOLOGIES, INC.

Pursuant to Title 8, Section 251(c) of the General Corporation Law of the State of Delaware (the "**DGCL**"), the undersigned corporation executed the following Certificate of Merger.

1. The name of each constituent corporation to the merger is DRDI, Inc., a Delaware corporation and Betterpath Technologies, Inc., a Delaware corporation.

2. The Agreement and Plan of Merger dated November 27th, 2017, by and between DRDI, Inc. and Betterpath Technologies, Inc. (the "**Agreement of Merger**"), has been approved, adopted, certified, executed and acknowledged by each of the constituent corporations.

3. The name of the surviving corporation is Betterpath Technologies, Inc., a Delaware corporation.

4. The Certificate of Incorporation of Betterpath Technologies, Inc. is amended in the merger as follows.

(a) Article I shall be deleted in its entirety and replaced with the following:

The name of this corporation is Betterpath, Inc. (the "**Corporation**").

(b) Section 4.1 shall be deleted in its entirety and replaced with the following:

4.1. Authorized Shares

The total number of shares of all classes of stock that the Corporation shall have the authority to issue is 20,000,000, of which (i) 8,000,000 shares shall be Class A Common Stock, par value $.001 per share, (ii) 5,000,000 shares shall be Class B Common Stock (together with the Class A Common Stock, the "**Common Stock**"), par value $.001 per share, and (iii) 7,000,000 shares shall be Preferred Stock, par value of $.001 per share (the "**Preferred Stock**").

(c) Section 4.2 shall be deleted in its entirety and replaced with the following:

4.2. Common Stock.

4.2.1. Voting Generally. The holders of outstanding Class A or Class B Common Stock shall be entitled to vote together as a single class with respect to any and all matters presented to the stockholders of the Corporation for their action or consideration (whether at a meeting of stockholders of the Corporation, by written action of stockholders in lieu of a meeting or otherwise), except as provided by the Delaware General Corporation Law or by the provisions of Section 4.2.2 below.

4.2.2 Election of Directors. Notwithstanding any other provision hereof to the contrary, in any election of directors of the Corporation, (i) for so long as the holders of outstanding shares of Class B Common Stock own in the aggregate at least ten percent (10%) of the outstanding shares of Common Stock on a fully diluted basis, the holders of outstanding shares of Class B Common Stock, voting as a separate class, shall be entitled to elect by majority vote (with each share entitled to one (1) vote) one (1) individual to the Corporation's Board of Directors (such individual, the "**Class B Director**"), and (ii) the holders of outstanding shares of Class A Common Stock, voting as a separate class, shall be entitled to elect by majority vote (with each share entitled to one (1) vote), that number of individual(s) to the Corporation's Board of Directors equal to the total number of seats on the Board of Directors remaining after taking into account the single seat occupied by the Class B Director. The Class B Director may only be removed from office with the approval of the holders of a majority of the outstanding Class B Common Stock entitled to vote thereon. In the event that a vacancy is created on the Board of Directors at any time due to the death, disability, retirement, resignation or removal of the Class B Director, then the holders of the outstanding shares of Class B Common Stock (voting as a separate class by majority vote with each share entitled to one (1) vote) shall have the right to elect a successor to fill such vacancy, and a special meeting of the holders of Class B Common Stock shall be called by the Board of Directors or Chief Executive Officer for such purpose within sixty (60) days of the date such vacancy is created. In the event that the holders of Class B Common Stock fail to elect a successor to fill such vacancy as provided herein (other than by reason of the failure of the Board of Directors or Chief Executive Officer to call a special meeting as required herein), then during any period where such seat remains vacant the Board of Directors shall nonetheless be deemed duly constituted.

4.2.3. Dividends. Whenever there shall have been paid, or declared and set aside for payment, to the holders of shares of any class of stock having preference over the Common Stock as to the payment of dividends, the full amount of dividends and of sinking fund or retirement payments, if any, to which such holders are respectively entitled in preference to the Common Stock, then dividends may be paid on the Common Stock and on any class or series of stock entitled to participate therewith as to dividends, out of any assets legally available for the payment of dividends thereon, but only when and as declared by the Board of Directors of the Corporation.

4.2.4. Dissolution, Liquidation, Winding Up. In the event of any dissolution, liquidation, or winding up of the Corporation, whether voluntary or involuntary, the holders of the Common Stock, and holders of any class or series of stock entitled to participate therewith, in whole or in part, as to the distribution of assets in such event, shall become entitled to participate in the distribution of any assets of the Corporation remaining after the Corporation shall have paid, or provided for payment of, all debts and liabilities of the Corporation and after the Corporation shall have paid, or set aside for payment, to the holders of any class of stock having preference over the Common Stock in the event of dissolution, liquidation or winding up the full preferential amounts (if any) to which they are entitled.

2

4.2.5. Relative Rights. The Common Stock shall be subject to all of the rights, privileges, preferences and priorities of the Preferred Stock as set forth in the certificate of designations filed to establish the respective series of Preferred Stock.

5.   The merger is to become effective upon the filing of this Certificate of Merger.

6.   The Agreement of Merger is on file at the principal business office of the surviving corporation located at 25 Broadway, Level 9, New York NY 10004.

7.   A copy of the Agreement of Merger will be furnished by the surviving corporation on request, without cost, to any stockholder of the constituent corporations.

IN WITNESS WHEREOF, the surviving corporation has caused this certificate to be signed by an authorized officer, the 15th day of December, 2017

BETTERPATH TECHNOLOGIES, INC.

By:_____

Name: Gary Sinderbrand

Title: CEO

3

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF
DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT
COPY OF THE CERTIFICATE OF DESIGNATION OF "BETTERPATH, INC.",
FILED IN THIS OFFICE ON THE EIGHTH DAY OF JUNE, A.D. 2018, AT
4:15 O`CLOCK P.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE
NEW CASTLE COUNTY RECORDER OF DEEDS.



Jeffrey W. Bullock, Secretary of State



6076510 8100

SR# 20185055730

Authentication: 202865184

Date: 06-12-18

You may verify this certificate online at corp.delaware.gov/authver.shtml

CERTIFICATE OF DESIGNATION OF 8% SERIES A PREFERRED STOCK

OF

BETTERPATH, INC.

Pursuant to Section 151 of the General Corporation Law of the State of Delaware, Betterpath, Inc., a corporation organized and existing under the General Corporation Law of the State of Delaware (the **"Corporation"**), in accordance with the provisions of Section 103 thereof, does hereby submit the following:

WHEREAS, the Certificate of Incorporation of the Corporation (the **"Certificate of Incorporation"**) authorizes the issuance of up to 7,000,000 shares of preferred stock, par value $.001 per share, of the Corporation (**"Preferred Stock"**) in one or more series, and expressly authorizes the Board of Directors of the Corporation (the **"Board"**), subject to limitations prescribed by applicable law, to provide, out of the unissued shares of Preferred Stock, for series of Preferred Stock, and, with respect to each such series, to establish and fix the number of shares to be included in any series of Preferred Stock and the designation, rights, preferences, powers, restrictions and limitations of the shares of such series; and

WHEREAS, it is the desire of the Board to establish and fix the number of shares to be included in a new series of Preferred Stock and the designation, rights, preferences and limitations of the shares of such new series.

NOW, THEREFORE, BE IT RESOLVED, that the Board does hereby provide for the issuance of a series of Preferred Stock and does hereby in this Certificate of Designation (the **"Certificate of Designation"**) establish and fix and herein state and express the designation, rights, preferences, powers, restrictions and limitations of such series of Preferred Stock as follows:

1. Designation. There shall be a series of Preferred Stock that shall be designated as "8% Series A Preferred Stock" (the **"Series A Preferred Stock"**) and the number of shares (the **"Shares"** and each a **"Share"**) constituting such series shall be 700,000. The rights, preferences, powers, restrictions and limitations of the Series A Preferred Stock shall be as set forth herein.

2. Rank. With respect to payment of dividends and distribution of assets upon liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, all Shares of the Series A Preferred Stock shall rank senior to the Corporation's Class A Common Stock and Class B Common Stock (each having a par value of $.001 per share, and hereinafter referred to collectively as the **"Common Stock"**), and any other class of securities that is specifically designated as junior to the Series A Preferred Stock (together with the Common Stock, collectively, the **"Junior Securities"**).

3. Dividends.

   3.1 Declaration and Payment of Dividends.

   (a) The holders of record of the Series A Preferred Stock shall be entitled to receive, only when, as and if declared by the Board or an authorized committee thereof out of funds of the Corporation legally available therefor, non-cumulative cash dividends at the rate of eight percent (8.0%) of the Liquidation Value per annum on each outstanding Share of Series A Preferred

1

Stock then held by them. Such dividends will accrue from the date of the original issuance of the Shares and will be payable (when, as and if declared by the Board out of funds legally available therefor) quarterly in arrears in cash on March 31st, June 30th, September 30th and December 31st of each fiscal year (provided that if any such date is not a business day, then payment shall be made on the next business day) to the holders of record of the Series A Preferred Stock as they appear on the books of the Corporation as of the record date established by the Board (or authorized committee thereof) in connection with the declaration of such dividend payment. Dividends on the Series A Preferred Stock will be non-cumulative. The Corporation is not obligated or required to declare or pay dividends on the Series A Preferred Stock, even if it has funds available for the payment of such dividends. For purposes of this Agreement, the term **"Liquidation Value"** means, with respect to any Share on any given date, $4.70 per Share (as adjusted for any stock splits, stock dividends, recapitalizations or similar transaction with respect to the Series A Preferred Stock).

(b)   Notwithstanding any other provision of this Certificate of Designation to the contrary, if the Board (or a committee thereof) does not declare a dividend payable on a dividend payment date in respect of the Series A Preferred Stock, then the holders of such Series A Preferred Stock shall have no right to receive a dividend in respect of the dividend period ending on such dividend payment date and the Company will have no obligation to pay the dividend accrued for such period or to pay any interest or other amount thereon, whether or not dividends on the Series A Preferred Stock are declared for any future periods.

(c)   The Corporation shall not declare or pay any dividend, whether in cash or property, or make any other distribution on any Junior Securities, or purchase, redeem or otherwise acquire for value any Junior Securities, during any fiscal year, until dividends in the total amount of eight percent (8.0%) of the Liquidation Value per Share on the Series A Preferred Stock (together with any dividends on the Series A Preferred Stock that have prior to such time been declared but remain unpaid) shall have been paid to the holders of record of the Series A Preferred Stock or declared and set apart during that fiscal year, except that the Corporation may (i) declare or pay any dividend or distribution payable on the Corporation's Common Stock in shares of Common Stock or (ii) repurchase Common Stock held by employees or consultants of the Corporation upon termination of their employment or services pursuant to agreements providing for such repurchase.

3.2   Participating Dividends. Subject to **Section 3.1**, in addition to the dividends accruing on the Series A Preferred Stock pursuant to **Section 3.1** hereof, if the Corporation declares or pays a dividend or distribution on the Common Stock, whether such dividend or distribution is payable in cash, securities or other property, including the purchase or redemption by the Corporation or any of its subsidiaries of shares of Common Stock for cash, securities or property, but excluding (i) any dividend or distribution payable on the Common Stock in shares of Common Stock and (ii) any repurchases of Common Stock held by employees or consultants of the Corporation upon termination of their employment or services pursuant to agreements providing for such repurchase, the Corporation shall simultaneously declare and pay a dividend on the Series A Preferred Stock on a pro rata basis with the Common Stock.

4. Liquidation.

    4.1 Liquidation; Change of Control.

    (a)   Liquidation. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation (collectively with a Change of Control, a **"Liquidation"**), the record holders of Shares of Series A Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders, before any payment shall be made to the holders of Junior Securities of the Corporation by reason of their ownership thereof, an amount in cash equal to the aggregate Liquidation Value of all Shares held by such holder, plus all declared but unpaid accrued dividends on all such Shares.

(b) Change of Control. The occurrence of a Change of Control shall be deemed a Liquidation for purposes of this **Section 4**. Upon the consummation of any Change of Control, the record holders of the Series A Preferred Stock shall, in consideration for cancellation of their Shares, be entitled to the same rights such holders are entitled to under this **Section 4** upon the occurrence of a Liquidation, including the right to receive the full preferential payment from the Corporation of the amounts payable with respect to the Series A Preferred Stock under **Section 4.1(a)** hereof. **"Change of Control"** means (a) any sale, lease or transfer or series of sales, leases or transfers of all or substantially all of the assets of the Corporation; (b) any sale, transfer or issuance (or series of sales, transfers or issuances) of capital stock by the Corporation or the holders of Common Stock (or other voting stock of the Corporation) that results in the inability of the holders of Common Stock (or other voting stock of the Corporation) immediately prior to such sale, transfer or issuance to designate or elect a majority of the board of directors (or its equivalent) of the Corporation; or (c) any merger, consolidation, recapitalization or reorganization of the Corporation with or into another person (whether or not the Corporation is the surviving corporation) that results in the inability of the holders of Common Stock (or other voting stock of the Corporation) immediately prior to such merger, consolidation, recapitalization or reorganization to designate or elect a majority of the board of directors (or its equivalent) of the surviving entity or its parent company.

(c) Participation With Junior Securities on Liquidation. In addition to and after payment in full of all preferential amounts required to be paid to the holders of Series A Preferred Stock upon a Liquidation, the holders of Shares of Series A Preferred Stock then outstanding shall be entitled to participate with the holders of shares of Junior Securities then outstanding, pro rata as a single class, in the distribution of all the remaining assets and funds of the Corporation available for distribution to its stockholders.

4.2 Insufficient Assets. If upon any Liquidation the remaining assets of the Corporation available for distribution to its stockholders shall be insufficient to pay the holders of the Shares of Series A Preferred Stock the full preferential amount to which they are entitled under **Section 4.1**, (a) the holders of the Shares shall share ratably in any distribution of the remaining assets and funds of the Corporation in proportion to the respective full preferential amounts which would otherwise be payable in respect of the Series A Preferred Stock in the aggregate upon such Liquidation if all amounts payable on or with respect to such Shares were paid in full, and (b) the Corporation shall not make or agree to make any payments to the holders of Junior Securities.

4.3 Notice Requirement. In the event of any Liquidation, the Corporation shall, within ten (10) days of the date the Board approves such action, or no later than twenty (20) days of any stockholders' meeting called to approve such action, or within twenty (20) days of the commencement of any involuntary proceeding, whichever is earlier, give each holder of Shares of Series A Preferred Stock written notice of the proposed action. Such written notice shall describe the material terms and conditions of such proposed action, including a description of the stock, cash and property to be received by the holders of Shares upon consummation of the proposed action and the date of delivery thereof. If any material change in the facts set forth in the initial notice shall occur, the Corporation shall promptly give written notice to each holder of Shares of such material change.

5. <u>Voting</u>. Except as required by applicable law, holders of the Series A Preferred Stock will not be entitled to receive notice of or attend or vote at any meeting of stockholders of the Corporation on any matter.

6. <u>Reissuance of Series A Preferred Stock</u>. Any Shares of Series A Preferred Stock redeemed or otherwise acquired by the Corporation or any Subsidiary shall be cancelled and retired as authorized and issued shares of capital stock of the Corporation and no such Shares shall thereafter be reissued, sold or transferred.

      IN WITNESS WHEREOF, this Certificate of Designation is executed on behalf of the Corporation by the undersigned officer this 30th day of May, 2018.

BETTERPATH, INC.

By:

Gary Sinderbrand, Executive Chairman of the Board

6741047 v1

4.2.2 Election of Directors. Notwithstanding any other provision hereof to the contrary, in any election of directors of the Corporation, (i) for so long as the holders of outstanding shares of Class B Common Stock own in the aggregate at least ten percent (10%) of the outstanding shares of Common Stock on a fully diluted basis, the holders of outstanding shares of Class B Common Stock, voting as a separate class, shall be entitled to elect by majority vote (with each share entitled to one (1) vote) one (1) individual to the Corporation's Board of Directors (such individual, the "**Class B Director**"), and (ii) the holders of outstanding shares of Class A Common Stock, voting as a separate class, shall be entitled to elect by majority vote (with each share entitled to one (1) vote), that number of individual(s) to the Corporation's Board of Directors equal to the total number of seats on the Board of Directors remaining after taking into account the single seat occupied by the Class B Director. The Class B Director may only be removed from office with the approval of the holders of a majority of the outstanding Class B Common Stock entitled to vote thereon. In the event that a vacancy is created on the Board of Directors at any time due to the death, disability, retirement, resignation or removal of the Class B Director, then the holders of the outstanding shares of Class B Common Stock (voting as a separate class by majority vote with each share entitled to one (1) vote) shall have the right to elect a successor to fill such vacancy, and a special meeting of the holders of Class B Common Stock shall be called by the Board of Directors or Chief Executive Officer for such purpose within sixty (60) days of the date such vacancy is created. In the event that the holders of Class B Common Stock fail to elect a successor to fill such vacancy as provided herein (other than by reason of the failure of the Board of Directors or Chief Executive Officer to call a special meeting as required herein), then during any period where such seat remains vacant the Board of Directors shall nonetheless be deemed duly constituted.

4.2.3. Dividends. Whenever there shall have been paid, or declared and set aside for payment, to the holders of shares of any class of stock having preference over the Common Stock as to the payment of dividends, the full amount of dividends and of sinking fund or retirement payments, if any, to which such holders are respectively entitled in preference to the Common Stock, then dividends may be paid on the Common Stock and on any class or series of stock entitled to participate therewith as to dividends, out of any assets legally available for the payment of dividends thereon, but only when and as declared by the Board of Directors of the Corporation.

4.2.4. Dissolution, Liquidation, Winding Up. In the event of any dissolution, liquidation, or winding up of the Corporation, whether voluntary or involuntary, the holders of the Common Stock, and holders of any class or series of stock entitled to participate therewith, in whole or in part, as to the distribution of assets in such event, shall become entitled to participate in the distribution of any assets of the Corporation remaining after the Corporation shall have paid, or provided for payment of, all debts and liabilities of the Corporation and after the Corporation shall have paid, or set aside for payment, to the holders of any class of stock having preference over the Common Stock in the event of dissolution, liquidation or winding up the full preferential amounts (if any) to which they are entitled.

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4.2.5. Relative Rights. The Common Stock shall be subject to all of the rights, privileges, preferences and priorities of the Preferred Stock as set forth in the certificate of designations filed to establish the respective series of Preferred Stock.

5.   The merger is to become effective upon the filing of this Certificate of Merger.

6.   The Agreement of Merger is on file at the principal business office of the surviving corporation located at 25 Broadway, Level 9, New York NY 10004.

7.   A copy of the Agreement of Merger will be furnished by the surviving corporation on request, without cost, to any stockholder of the constituent corporations.

IN WITNESS WHEREOF, the surviving corporation has caused this certificate to be signed by an authorized officer, the 29th day of November, 2017

.

BETTERPATH TECHNOLOGIES, INC.

By: _gary sinderbrand_

Name: Gary Sinderbrand

Title: Chairman